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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


RECD S.E.C.
JUN 23 2003
1086

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐

Securities Act Rule 802 (Exchange Offer) ☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐


PROCESSED
JUN 25 2003
THOMSON
FINANCIAL

Exchange Act Rule 14d-1 (c) (Third Party Tender Offer) ☐

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☒

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

LINPAC Group Limited
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable))

England and Wales
(Jurisdiction of Subject Company's Incorporation or Organization)

PICNAL Limited
(Name of Person(s) Furnishing Form)

Ordinary Shares and Preference Shares
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Mark Tentori
LINPAC Group Limited
Evan Cornish House, Windsor Road
Louth, Lincolnshire LN11 OLX
England, United Kingdom
+ 44 (0) 121 607 6700
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

June 21, 2003
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. *Home Jurisdiction Documents*

This Form CB is being filed on behalf of PICNAL Limited, a company newly organized under the laws of England and Wales. The offer document ("Offer Document") of PICNAL Limited that describes, among other things, the proposed acquisition of all of the outstanding ordinary shares and preference shares of LINPAC Group Limited, a company organized under the laws of the England and Wales, is attached hereto. Following completion, the shares in PICNAL Limited will be owned, among other persons, by funds managed by Montagu Private Equity Limited and certain members of the management of LINPAC Group Limited.

Also attached are the Forms of Acceptance for each of the ordinary shares and the preference shares which are being sent to the shareholders of LINPAC Group Limited concurrently with the Offer Document.

Item 2. *Informational Legends*

See the "Special Notice to US Shareholders of LINPAC" located on the inside of the cover page of the Offer Document.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not Applicable.

PART III - CONSENT TO SERVICE OF PROCESS

Concurrently with the submission of this Form CB with the Securities and Exchange Commission, PICNAL Limited is filing a written irrevocable consent and power of attorney on Form F-X.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PICNAL LIMITED



By:____________________
Name:
Title:

June 21, 2003

507538

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the action you should take, you are recommended to seek immediately your own financial advice from your stockbroker, bank manager, solicitor, accountant, independent financial adviser, professional adviser authorised under the Financial Services and Markets Act 2000 or other appropriately authorised professional adviser.

If you have sold or otherwise transferred all of your LINPAC Shares, please forward this document, the accompanying Form(s) of Acceptance and reply-paid envelope as soon as possible to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee. However, such documents should not be forwarded in or into Canada, Australia or Japan or into any other jurisdiction if to do so would constitute a violation of the relevant laws in such jurisdiction.

This document should be read in conjunction with the accompanying Form(s) of Acceptance.

HSBC Bank plc, which is regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Montagu Private Equity and PICNAL and for no one else in connection with the Offer and will not be responsible to anyone other than Montagu Private Equity and PICNAL for providing the protections afforded to clients of HSBC Bank plc nor for providing advice in relation to the Offer or any other matter referred to in this document. PICNAL, and not HSBC Bank plc, is making the Offer in the United States.

Deloitte & Touche Corporate Finance is a division of Deloitte & Touche, which is authorised and regulated in the United Kingdom by the Financial Services Authority in respect of regulated activities. Deloitte & Touche Corporate Finance is acting exclusively for LINPAC and for no one else in connection with the Offer and will not be responsible to anyone other than LINPAC for providing the protections afforded to clients of Deloitte & Touche Corporate Finance nor for providing advice in relation to the Offer or any other matter referred to in this document. Deloitte & Touche can be contacted at its principal office: Stonecutter Court, 1 Stonecutter Street, London EC4A 4TR.

Recommended Offer

by

HSBC Bank plc

on behalf of

PICNAL Limited

to acquire the entire issued share capital of

LINPAC Group Limited

A letter of recommendation from the Chairman of LINPAC is set out on pages 5 to 9 of this document.

To accept the Offer, the Form(s) of Acceptance should be completed and returned as soon as possible, and in any event so as to be received by Berwin Leighton Paisner (reference: PROB/JONC) at Adelaide House, London Bridge, London EC4R 9HA no later than 3.00 p.m. on 8 July 2003.

The procedure for acceptance of the Offer is set out in paragraph 15 of Part 2 of this document and in the accompanying Form(s) of Acceptance.

The availability of the Offer, including the Partial Share and Loan Note Alternative, to persons who are not resident in the UK may be affected by the laws of the relevant jurisdictions. Persons who are not resident in the UK should inform themselves about and observe any applicable requirements.

Special Notice to US Shareholders of LINPAC

The Offer (which is being made in the United States by PICNAL and not HSBC) is an offer to acquire securities of an English company. The Offer is subject to United Kingdom disclosure requirements that are different from those of the United States, and this Offer Document has been prepared in accordance with UK format and style, which differs from US format and style. In addition, the financial information included in this document, if any, is presented in UK pounds and has been prepared in accordance with UK generally accepted accounting principles, and thus may not be comparable to financial information of US companies or companies whose financial statements are prepared in accordance with US generally accepted accounting principles.

PICNAL is organised under the laws of the United Kingdom. Nearly all of the officers and Directors of LINPAC and PICNAL are residents of countries other than the United States and a majority of the assets of LINPAC and PICNAL are located outside the United States. You may not be able to sue PICNAL in a non-US court for violations of the US securities laws. It may be difficult to compel PICNAL and its respective affiliates to subject themselves to the jurisdiction and judgment of a US court.

The PICNAL Shares and the Loan Notes have not been approved or disapproved by the SEC or any state securities commission, nor has the SEC or any state securities commission passed upon the accuracy or adequacy of this Offer Document. Any representation to the contrary is a criminal offence.

Any PICNAL Shares or Loan Notes issued pursuant to the Offer will not be listed, or dealt in, on any stock exchange.

In particular, the Offer is not being made directly or indirectly in Canada, Australia or Japan. Additionally, the PICNAL Shares and Loan Notes have not been, and will not be, registered under the US Securities Act or applicable state law, and are being offered and sold in the United States in reliance upon the exemption from registration provided by Rule 802 under the US Securities Act and exemptions provided under the securities laws of each state of the United States in which US Shareholders reside. The relevant clearances in respect of the PICNAL Shares or Loan Notes have not been obtained and will not be obtained from the securities commission of any province of Canada nor has a prospectus in relation to the PICNAL Shares or Loan Notes been lodged with, or registered by, the Australian Securities Commission and no steps have been taken to enable the PICNAL Shares and Loan Notes to be offered in compliance with the applicable securities law of Japan or any other jurisdiction outside of the United Kingdom. For a discussion of regulatory issues relating to US Shareholders, see paragraph 3 of Part B of Appendix I to this document entitled "Overseas LINPAC Shareholders".

A LINPAC Shareholder who accepts the Offer will not be entitled to rescind the acceptance and withdraw the shares.

All statements, other than statements of historical fact, included in this Offer Document are forward-looking statements, as that term is defined in the US Private Securities Litigation Reform Act of 1995. Please see paragraph 4 of the letter from HSBC in Part 2 of this document, entitled "Risk factors and investment considerations in relation to the Partial Share and Loan Note Alternative" for a discussion of certain risks and uncertainties that could cause the developments anticipated by such forward-looking statements not to be realised.

TABLE OF CONTENTS

		Page
Timetable of Key Events		4
Part 1: Letter from the Chairman of LINPAC		5
Part 2: Letter from HSBC		10
1.	Introduction	10
2.	The Offer	10
3.	The Partial Share and Loan Note Alternative	11
4.	Risk factors and investment considerations in relation to the Partial Share and Loan Note Alternative	12
5.	Conditions	12
6.	Irrevocable Undertakings	13
7.	Background to and reasons for the Offer	13
8.	Information on PICNAL	13
9.	Information on Montagu Private Equity	13
10.	Financial information on LINPAC	14
11.	Financing and Equity Participation	14
12.	Arrangements with the Management Team	14
13.	Directors and employees	15
14.	United Kingdom taxation	15
15.	Procedure for acceptance of the Offer	19
16.	Compulsory acquisition	20
17.	Costs	21
18.	Settlement	21
19.	Further information	21
20.	Action to be taken	21
Appendices:		
Appendix I		22
Part A: Conditions to the Offer		22
Part B: Further terms of the Offer		26
Part C: Forms of Acceptance		29
Appendix II		32
Part A: Rights attaching to the PICNAL Shares		32
Part B: Particulars of the Loan Notes		34
Appendix III		37
Additional Information		37
Definitions		42

Timetable of Key Events

1 July 2003	**Annual General Meeting:** AGM of LINPAC and an informal Shareholders' meeting regarding the Offer
3.00 p.m. on 8 July 2003	**By when should I return my Form of Acceptance?** Your Form of Acceptance should be received by Berwin Leighton Paisner (Reference: PROB/JONC) at Adelaide House, London Bridge, London EC4R 9HA as soon as possible, and in any event, by no later than this time on this date.

PART 1
LETTER FROM THE CHAIRMAN OF LINPAC ON BEHALF OF THE BOARD OF LINPAC


L I N
P A C

LINPAC Group Limited

(Incorporated and registered in England and Wales with registered no.677556)

Directors:	*Registered and Head Office*:
Michael Cornish (*Chairman*)	Evan Cornish House
David Williams (*Group Managing Director*)	Windsor Road
Mark Tentori (*Group Finance Director*)	Louth
Robert Lang (*Executive Director*)	Lincolnshire
Harold Paisner (*Non-executive Director*)	LN11 0LX
James Puckridge (*Non-executive Director*)	
Andrew Smith (*Non-executive Director*)	

20 June 2003

To LINPAC Shareholders

Dear Shareholder

Recommended Offer by HSBC on behalf of PICNAL for the entire issued share capital of LINPAC

1 Introduction

The Board of LINPAC has today reached agreement on the terms of a recommended offer to be made by HSBC, on behalf of PICNAL, to acquire the entire issued share capital of LINPAC, valuing LINPAC at £860 million.

I am now writing to you on behalf of your Board to explain the background to the Offer and the reasons why we, the Board of LINPAC, believe that LINPAC Shareholders should accept the Offer.

2 Terms of the Offer

The formal Offer is set out in the letter from HSBC commencing on page 10 of this document. Further details of the Offer are set out in Appendices I, II and III to this document and in the accompanying Form(s) of Acceptance.

The conditions of the Offer are summarised in paragraph 5 of the letter from HSBC in Part 2 of this document and full details of the terms and conditions of the Offer are set out in Appendix I to this document.

The Offer is being made by HSBC on behalf of PICNAL on the following basis:

for each LINPAC Ordinary Share	**£9.1275 in cash**
for each LINPAC Preference Share	**£9.1275 in cash**

Aggregate entitlements will be rounded down to the nearest whole penny.

LINPAC Shareholders are also being offered a Partial Share and Loan Note Alternative which is described in more detail in paragraph 3 below.

3 **The Partial Share and Loan Note Alternative**

Non-cash Entitlement

As an alternative to receiving the cash consideration of £9.1275 for every LINPAC Share, LINPAC Shareholders are entitled (if they so elect), under the Partial Share and Loan Note Alternative, to receive PICNAL Shares and "B" Loan Notes in respect of 18.5 per cent. (but not less) of their holding of LINPAC Shares (the "Non-cash Entitlement"), subject to the overall cap of £130 million on the Total Equity Consideration as described below. 18.5 per cent. is the minimum amount in respect of which an election can be made.

PICNAL Shares and "B" Loan Notes will be offered in respect of each LINPAC Share for which you elect to receive the Partial Share and Loan Note Alternative on the following basis:

for each LINPAC Ordinary Share	**approximately 2.65 PICNAL Shares and "B" Loan Notes with a nominal value of £9.12**
for each LINPAC Preference Share	**approximately 2.65 PICNAL Shares and "B" Loan Notes with a nominal value of £9.12**

Loan notes will be issued in multiples of £1. Fractions of PICNAL Shares or "B" Loan Notes will not be issued and acceptances will be rounded down to the nearest whole PICNAL Share or "B" Loan Note and the balance of the consideration shall be satisfied in cash.

The Partial Share and Loan Note Alternative which is available to LINPAC Shareholders is limited to approximately 37.76 million PICNAL Shares and "B" Loan Notes with a nominal value of approximately £129.96 million in aggregate (the "Total Equity Consideration"). The Total Equity Consideration is valued at £130 million and represents approximately 37.8 per cent. of the issued share capital of PICNAL which will be in issue following the Offer becoming unconditional in all respects.

Additional Elections

LINPAC Shareholders may elect to receive further PICNAL Shares and "B" Loan Notes under the Partial Share and Loan Note Alternative in addition to their Non-cash Entitlement (an "Additional Election") and any such Additional Election will be accepted to the extent that other LINPAC Shareholders do not elect to take up the Partial Share and Loan Note Alternative in respect of any of their LINPAC Shares.

To the extent that elections for the Non-cash Entitlement and Additional Elections are received for more than the Total Equity Consideration, the Non-cash Entitlement and Additional Elections will be scaled down as nearly as practicable *pro rata* to all valid Elections received.

If you are considering making an election for the Partial Share and Loan Note Alternative, your attention is drawn to paragraph 4 of the letter from HSBC in Part 2 of this document entitled "Risk factors and investment considerations in relation to the Partial Share and Loan Note Alternative" and

paragraph 14 of the HSBC letter entitled "United Kingdom taxation". In addition, you are strongly advised to consult a stockbroker, bank manager, accountant or other independent financial adviser duly authorised under the Financial Services and Markets Act 2000 or other appropriately authorised professional adviser who specialises in providing financial and tax advice on the acquisition of shares or other securities. LINPAC Shareholders are recommended to consider carefully, in light of their investment objectives and having taken independent advice appropriate to their own financial circumstances, whether or not they wish to elect for the Partial Share and Loan Note Alternative. Overseas LINPAC Shareholders are strongly recommended to consult their own financial and/or tax adviser and to consider carefully whether or not they wish to elect for the Partial Share and Loan Note Alternative.

Your Board is making no recommendation in respect of the Partial Share and Loan Note Alternative.

Elections by Michael Cornish

I have agreed to elect to receive the Non-cash Entitlement in respect of my beneficial shareholding. In addition, I have agreed, at Montagu's request, to underwrite a further £42.4 million of the Partial Share and Loan Note Alternative by way of making Additional Elections. This means that I may receive (if no other LINPAC Shareholders elect to take up the Non-cash Entitlement) up to £95 million of my aggregate consideration under the Offer in the form of PICNAL Shares and "B" Loan Notes subject to scaling back as described in paragraph 3 of Part 2 of this document. PICNAL has agreed to pay me an underwriting fee of 1.5 per cent. on the value of the consideration which comprise my Additional Elections, being approximately £636,000 in aggregate.

The Partial Share and Loan Note Alternative is conditional upon the Offer becoming or being declared unconditional in all respects. Further details on the conditions to the Offer can be found in paragraph 5 of the letter from HSBC in Part 2 of this document and in Appendix I.

Further details of the Partial Share and Loan Note Alternative are set out in HSBC's letter in Part 2 of this document.

4 Background to and reasons for recommending the Offer

As a family-run business, LINPAC has enjoyed 44 years of substantial growth to its position today where it has sales in excess of £1.1 billion, operating in 31 countries on five separate continents with many market leading positions.

In my view, in order to protect its market leading positions and achieve its projected levels of growth, it will need the following:

- greater access to capital markets to enable it to make larger strategic acquisitions or invest in market leading technologies and product development than is currently available to the business with its current ownership structure;
- greater clarity over its strategic direction; and
- a means by which the incumbent management can be incentivised to achieve their ambitions for the business.

I have been considering the long-term needs of LINPAC for some time. Early this year I decided to explore the possibility of a sale of LINPAC, and Deloitte & Touche Corporate Finance were engaged as advisors to LINPAC and its Shareholders.

A competitive bidding process started with eleven selected parties and culminated with LINPAC entering into exclusive discussions with Montagu Private Equity (formerly HSBC Private Equity) supported by HSBC.

I believe that Montagu Private Equity, HSBC and LINPAC share many of the same values. We all value the culture of LINPAC and the skills and expertise of its management and employees. David Williams, Mark Tentori and Robert Lang will continue as Group Managing Director, Group Finance Director and Executive Director respectively, with all divisional directors continuing in their current posts. I have been offered, and have accepted, a non-executive directorship on the Board of PICNAL and I will be the chairman of the trustees of the LINPAC Pension Fund.

I expect Montagu, who bring with them a track record of successful investment, to take LINPAC through the next phase of its development, with the help of the existing management team. The LINPAC name – which is a strong brand in the packaging industry – will be retained. Following Completion, PICNAL will change its name to LINPAC Group Holdings Limited.

I am investing in PICNAL and I know that some of you are interested in participating in the ongoing business, so the Offer has been structured to enable existing Shareholders, if they so elect, to accept the Partial Share and Loan Note Alternative.

Our AGM is scheduled for 1 July at Louth following which your Board and I will be happy to discuss any issues you may have regarding the process and the Offer. Montagu Private Equity and Deloitte & Touche Corporate Finance will be invited to attend.

Finally, I would like to thank you for the support you have shown to me during the last eleven years.

5 Directors, management and employees

The Board of PICNAL has given assurances that, following the Offer becoming or being declared unconditional in all respects, the existing employment rights (including accrued pension entitlements) of all employees of LINPAC will be fully safeguarded.

Consistent with its approach as a financial investor, Montagu Private Equity requires that the LINPAC management team, including David Williams (Group Managing Director) and Mark Tentori (Group Finance Director), remain in place to operate the business following completion of the Offer. Members of the management are being offered the opportunity to subscribe for "B" Ordinary Shares, which will represent approximately 11.5 per cent. of the total issued share capital of PICNAL following Completion. The rights of the "B" Ordinary Shares are effectively the same as those of the PICNAL Shares. Certain members of the management team, who are due to receive a bonus on the successful completion of the Offer, are committing in aggregate almost £4 million to the Company and will subscribe and pay for "A" Ordinary Shares and "B" Ordinary Shares.

Certain members of the LINPAC management team have also entered into new service contracts with PICNAL which will become effective on completion of the Offer.

It is currently the intention of PICNAL that, in due course following completion of the Offer, arrangements will be put in place to facilitate wider employee participation in the equity of PICNAL.

6 Irrevocable undertakings

Irrevocable undertakings to accept, or procure the acceptance of, the Offer have been received from members of my family, the Cornish Trust and myself, members of the four other founding families, David Williams, Robert Lang and certain other LINPAC Shareholders, amounting in aggregate to 7,996,168 LINPAC Ordinary Shares and 65,707,827 LINPAC Preference Shares, representing approximately 99.95 per cent. of the existing issued ordinary share capital of LINPAC and approximately 94.2 per cent. of the existing issued preference share capital of LINPAC.

7 Taxation

Your attention is drawn to paragraph 14 of the letter from HSBC in Part 2 of this document relating to United Kingdom taxation. **If you are in any doubt as to your taxation position or if you are subject to tax in any jurisdiction other than the UK, you should consult an appropriate professional adviser immediately.**

8 **AGM/Shareholder meeting**

It is proposed to have an informal meeting of LINPAC Shareholders immediately after the Annual General Meeting to be held on 1 July 2003 at Evan Cornish House, Windsor Road, Louth, Lincolnshire LN11 OLX to explain the proposals set out in this document and to answer any queries you may have.

9 **Dividends**

Holders of LINPAC Preference Shares to whom the Offer is made will be entitled to receive and retain the accrued quarterly dividend of 2.5p per share and holders of LINPAC Ordinary Shares will be entitled to receive and retain a proposed aggregate dividend of £35,000, both payable on 15 July 2003.

10 **Action to be taken to accept the Offer**

Details of action to be taken to accept the Offer are set out in paragraph 15 of the letter from HSBC in Part 2 of this document. If you wish to accept the Offer, you should complete and return the Form(s) of Acceptance in accordance with the instructions printed on the relevant Form of Acceptance as soon as possible and, in any event, so as to be received no later than 3.00 p.m. on 8 July 2003.

11 **Overseas LINPAC Shareholders**

Overseas LINPAC Shareholders should refer to paragraph 3 of Part B of Appendix I and the Special Notice to US Shareholders of LINPAC on the inside front cover of this document.

12 **Further information**

Your attention is drawn to the letter from HSBC in Part 2 of this document, to Appendices I to III to this document and the accompanying Form(s) of Acceptance.

13 **Recommendation**

For the reasons set out above, the Directors of LINPAC, having been so advised by Deloitte & Touche Corporate Finance, consider the terms of the Offer to be fair and reasonable and unanimously recommend LINPAC Shareholders to accept the Offer. The Directors of LINPAC and Deloitte & Touche Corporate Finance are making no recommendation in respect of the Partial Share and Loan Note Alternative. In providing advice to the Directors of LINPAC on the Offer, Deloitte & Touche Corporate Finance has taken into account the commercial assessments of the Directors of LINPAC.

LINPAC Shareholders are recommended to consider carefully, in the light of their investment objectives and having taken independent advice appropriate to their own financial circumstances, whether they wish to elect for the Partial Share and Loan Note Alternative. However, I have agreed to accept the Partial Share and Loan Note Alternative in respect of my shareholding as further described in paragraph 3 above.

All of the Directors of LINPAC who are beneficially interested in LINPAC Shares have irrevocably undertaken to accept, or procure the acceptance of, the Offer in respect of all the LINPAC Shares in which they are beneficially interested, amounting in aggregate to 31,317,235 LINPAC Shares, representing approximately 82.40 per cent. of the existing issued ordinary share capital of LINPAC and approximately 35.45 per cent. of the existing issued preference share capital of LINPAC.

Yours sincerely
For and on behalf of the Board of LINPAC



Michael Cornish
Chairman

PART 2
LETTER FROM HSBC



8 Canada Square
London
E14 5HQ

20 June 2003

Dear Sir or Madam

Recommended Offer by HSBC on behalf of PICNAL for LINPAC Group Limited

1 **Introduction**

Today, the Board of PICNAL and the Directors of LINPAC have reached agreement on the terms of a recommended offer, to be made by HSBC on behalf of PICNAL, to acquire the entire issued share capital of LINPAC. The Offer values LINPAC at £860 million. The Offer is being made in the United States by PICNAL and not HSBC.

This letter contains the formal Offer for your LINPAC Shares and further information regarding LINPAC and PICNAL.

Your attention is drawn to the letter of recommendation from the Chairman of LINPAC which sets out the reasons why the Directors of LINPAC, who have been so advised by Deloitte & Touche Corporate Finance, consider the Offer to be fair and reasonable and why the Directors of LINPAC unanimously recommend that LINPAC Shareholders accept the Offer. In providing financial advice to the Directors of LINPAC, Deloitte & Touche Corporate Finance has taken into account the commercial assessments of the Directors of LINPAC.

The procedure for acceptance of the Offer is set out in paragraph 15 of this letter and in the accompanying Form(s) of Acceptance. Your Form(s) of Acceptance should be completed and returned to Berwin Leighton Paisner (Reference: PROB/JONC) at Adelaide House, London Bridge, London EC4R 9HA as soon as possible, but, in any event, so as to arrive no later than 3.00 p.m. on 8 July 2003.

2 **The Offer**

On behalf of PICNAL, HSBC hereby offers to acquire, on the terms and subject to the conditions set out in this document and in the Form(s) of Acceptance, all of the LINPAC Shares on the basis set out below:

for each LINPAC Ordinary Share	**£9.1275 in cash**
for each LINPAC Preference Share	**£9.1275 in cash**

Aggregate entitlements will be rounded down to the nearest whole penny.

LINPAC Ordinary Shareholders and LINPAC Preference Shareholders are also being offered a Partial Share and Loan Note Alternative which is described in more detail in paragraph 3 below.

The conditions of the Offer are summarised in paragraph 5 and specified in Part A of Appendix I to this document and include the receipt by PICNAL of acceptances in respect of not less than 90 per cent. of both the LINPAC Ordinary Shares and the LINPAC Preference Shares (or such lesser percentage as PICNAL and Montagu Private Equity may decide).

The LINPAC Shares to which the Offer relates will be acquired by, or on behalf of, PICNAL fully paid and free from all liens, equities, mortgages, charges, encumbrances, rights of pre-emption and other interests and together with all rights attaching thereto, including all voting rights and the right to receive and retain all dividends and other distributions declared, made or paid on or after the date of this document (other than the accrued quarterly dividend of 2.5p per share payable on the LINPAC Preference Shares and the proposed aggregate dividend of £35,000 to be paid on the LINPAC Ordinary Shares, both payable on 15 July 2003).

3 The Partial Share and Loan Note Alternative

Non-cash Entitlement

As an alternative to the cash consideration of £9.1275 for every LINPAC Share which would otherwise be payable under the Offer, LINPAC Shareholders who validly accept the Offer are entitled, under the Partial Share and Loan Note Alternative, to make an election to receive PICNAL Shares and "B" Loan Notes (an "Election") in respect of 18.5 per cent. (but not less) of their entire holding of LINPAC Shares (the "Non-cash Entitlement"), subject to the overall cap of £130 million on the Total Equity Consideration as described below. 18.5 per cent. is the minimum amount in respect of which an election can be made.

PICNAL Shares and "B" Loan Notes will be offered in respect of each LINPAC Share for which you elect to receive the Partial Share and Loan Note Alternative on the following basis:

for each LINPAC Ordinary Share	**approximately 2.65 PICNAL Shares and "B" Loan Notes with a nominal value of £9.12**
for each LINPAC Preference Share	**approximately 2.65 PICNAL Shares and "B" Loan Notes with a nominal value of £9.12**

Loan notes will be issued in multiples of £1. Fractions of PICNAL Shares or "B" Loan Notes will not be issued and acceptances will be rounded down to the nearest whole PICNAL Share or "B" Loan Note and the balance of the consideration shall be satisfied in cash.

The Partial Share and Loan Note Alternative which is available to LINPAC Shareholders is limited to approximately 37.76 million PICNAL Shares and "B" Loan Notes with a nominal value of approximately £129.96 million in aggregate (the "Total Equity Consideration"). The Total Equity Consideration is valued at approximately £130 million and represents approximately 37.8 per cent. of the issued share capital of PICNAL, which will be in issue following the Offer becoming unconditional in all respects.

Additional Election

LINPAC Shareholders may elect to receive further PICNAL Shares and "B" Loan Notes under the Partial Share and Loan Note Alternative in addition to their Non-cash Entitlement (an "Additional Election") and any such Additional Election will be accepted to the extent that other LINPAC Shareholders do not elect to receive the Partial Share and Loan Note Alternative in respect of any of their LINPAC Shares.

To the extent that elections for the Non-cash Entitlement and Additional Elections are received in excess of the Total Equity Consideration, the Non-cash Entitlement and Additional Elections will be scaled down as nearly as practicable *pro rata* to all valid Elections received.

The Chairman of LINPAC, Michael Cornish, has agreed to elect to receive the Non-cash Entitlement in respect of his beneficial holding. In addition, he has agreed, at Montagu's request, to underwrite a further £42.4 million of the Partial Share and Loan Note Alternative by way of making Additional Elections, which will be scaled down *pro rata* to the extent that other LINPAC Shareholders make elections under the Partial Share and Loan Note Alternative. As a result of these elections and depending on the level of elections made by other LINPAC Shareholders, Michael Cornish may receive up to £95 million of the consideration attributable to him under the Offer in PICNAL Shares and "B" Loan Notes.

Michael Cornish will receive from PICNAL an underwriting fee of 1.5 per cent. on the value of the PICNAL Shares and "B" Loan Notes which comprise his Additional Elections, being approximately £636,000 in aggregate.

The Partial Share and Loan Note Alternative is conditional upon the Offer becoming or being declared unconditional in all respects.

Your attention is drawn to the letter from the Chairman of LINPAC contained in Part 1 of this document, in which the Directors of LINPAC advise LINPAC Shareholders who are considering an election for the Partial Share and Loan Note Alternative to seek independent financial and tax advice appropriate to their own financial circumstances.

PICNAL Shares will be subject to the rights and restrictions set out in the Articles of Association of PICNAL. A summary of the rights and restrictions attaching to the PICNAL Shares is set out in Part A of Appendix II to this document.

The particulars of the "B" Loan Notes are set out in Part B of Appendix II to this document.

Further information relating to PICNAL including its financing and the Investment Agreement to which Michael Cornish and members of the LINPAC management team will be party, is set out in Appendix III to this document.

4 **Risk factors and investment considerations in relation to the Partial Share and Loan Note Alternative**

The attention of LINPAC Shareholders, including those who are resident overseas, considering an election for the Partial Share and Loan Note Alternative is drawn to certain risk factors and other investment considerations relevant to such an election and such Shareholders should seek independent financial and tax advice appropriate to their own financial circumstances. The risk factors include the fact that PICNAL:

(a) is an unlisted company which currently has no market in its shares or loan notes, and consequently PICNAL Shares and Loan Notes may be difficult to sell;

(b) has no plans to pursue a public quotation of PICNAL Shares or Loan Notes on any investment exchange or other market;

(c) will, on completion of the Offer, have, through its wholly-owned subsidiary, DebtCo, a high level of debt funding of approximately £605 million. The terms of such debt funding require repayment of interest and principal ahead of any other third party (other than trade and other preferential creditors). Accordingly, PICNAL will not be in a position to pay any dividends on the PICNAL Shares or any interest on the Loan Notes except in the specified circumstances permitted under the Intercreditor Deed, such as where there is excess cash flow in PICNAL and where certain financial ratios and covenants under the debt financing arrangements can be satisfied. To the extent that interest has not been paid on the Loan Notes, PICNAL will have discretion, subject to receiving the consent of the relevant Loan Noteholder, to satisfy unpaid accrued interest by the issue of further loan notes (the so-called "PIK Notes"). Income tax will be payable on the issue of these PIK Notes as if interest had been paid. Further details on the tax position are set out in paragraph 14(b)(iii) below.

Furthermore, in the event of a winding-up of LINPAC, holders of PICNAL Shares and Loan Notes will only receive repayments of capital after the debt financing has been fully repaid.

5 **Conditions**

Certain conditions will need to be met prior to the Offer becoming unconditional in all respects. These include, *inter alia*:

(a) acceptances for at least 90 per cent. of both the LINPAC Ordinary Shares and LINPAC Preference Shares (or such lesser percentage as PICNAL and Montagu Private Equity may decide) being received;

(b) obtaining any necessary clearances from competition and other regulatory authorities in the European Union, the United States, the Czech Republic, the Slovak Republic, Turkey, South Africa, Australia and Guernsey;

(c) obtaining all necessary statutory declarations which are required to be given by the Directors of LINPAC and the directors of certain other Group Companies in relation to the giving of financial assistance in connection with the acquisition of LINPAC by PICNAL;

(d) no material adverse change in the businesses of LINPAC having occurred prior to Completion;

(e) the completion of the sale of shares in LINPAC France SA and Promoplast SA, subsidiaries of LINPAC, to a wholly-owned French subsidiary of PICNAL and the sale of shares in LINPAC America Inc. to a wholly-owned US subsidiary of PICNAL. These disposals are being undertaken prior to Completion as part of PICNAL's financial planning for the acquisition of the LINPAC Group; and

(f) the receipt of the Tax Clearances (see paragraph 14 of this letter).

Further details regarding the conditions to the Offer can be found in Part A of Appendix I to this document.

6 Irrevocable Undertakings

Irrevocable undertakings to accept, or procure the acceptance of, the Offer have been received from certain Shareholders, including Michael Cornish, the Cornish Trust and members of the Cornish family, members of the other four founding families, David Williams, Robert Lang and certain other LINPAC Shareholders, amounting in aggregate to 7,996,168 LINPAC Ordinary Shares and 65,707,827 LINPAC Preference Shares, representing approximately 99.95 per cent. of the existing issued ordinary share capital of LINPAC and approximately 94.2 per cent. of the existing issued preference share capital of LINPAC.

7 Background to and reasons for the Offer

Since its inception, LINPAC has been developed as a profitable business which has been well managed with both skill and integrity. Its business combines expertise in product development and manufacturing with a high level of attention and service to its customers.

Montagu Private Equity believes that, under the ownership of PICNAL and with the additional financial and managerial resources available, these attributes can continue to be successfully developed. There are significant opportunities within the marketplace both to grow the business profitably and to participate in the consolidation in the sectors within which it operates.

8 Information on PICNAL

PICNAL ,which has not traded to date, is a newly incorporated company formed specially for the purposes of making the Offer. It is intended that PICNAL will change its name to LINPAC Group Holdings Limited following the Offer becoming unconditional in all respects. The directors of PICNAL are: Michael Cornish, David Williams, Mark Tentori and Robert Lang. Following Completion, assuming the Partial Share and Loan Note Alternative is accepted in full, the Montagu funds, together with such other persons as they may procure, are expected to own approximately 46.47 per cent. of the issued share capital of PICNAL.

9 Information on Montagu Private Equity

Montagu Private Equity is a leading European private equity house, founded in 1968. Montagu Private Equity operated as HSBC Private Equity until 2003 when it was bought out by its managers.

Montagu Private Equity invests across a wide range of businesses in the manufacturing, services and consumer sectors. It has invested in more than 400 companies during its history and currently has over £2 billion of funds and assets under management. Montagu Private Equity operates through offices in the UK, France, Germany and Sweden and considers investment opportunities across Europe.

Montagu Private Equity's strategy is to invest in high quality businesses with excellent management. Montagu Private Equity is an interested and active shareholder and investor, participating in strategic debate pertaining to a portfolio company's development. Montagu Private Equity does not participate in the day-to-day operations of the businesses in which it invests.

10 Financial information on LINPAC

Financial information on LINPAC is included in LINPAC's Annual Report and Accounts for the year ended 31 December 2002, which were sent to LINPAC Shareholders with the notice of AGM on 6 June 2003. If you would like a further copy of the Annual Report and Accounts, please contact Richard Fensome, the LINPAC Company Secretary on 0121 607 6700. They will also be on display at Linklaters' offices (see paragraph 8 of Appendix III of this document) from the date of this document until the Offer closes.

11 Financing and Equity Participation

The funding required under the Offer will be satisfied by:

(i) *Debt Financing*

(a) a secured Senior Facilities Agreement between DebtCo, as borrower, Deutsche Bank, as agent and mandated lead arranger, and the Senior Lenders pursuant to which the Senior Lenders have agreed to make available to DebtCo term loan facilities up to a maximum aggregate amount of £450,000,000; and

(b) a secured Mezzanine Facility Agreement between DebtCo, as borrower, Deutsche Bank, as agent and mandated lead arranger, and the Mezzanine Lenders pursuant to which the Mezzanine Lenders have agreed to make available to DebtCo a 120-month term loan facility to a maximum aggregate amount of £145,000,000.

Certain lenders under the Mezzanine Facility Agreement shall have the opportunity of subscribing for warrants relating to a portion of the "A" Ordinary Share capital of PICNAL.

DebtCo is a wholly-owned subsidiary of PICNAL and, immediately following Completion, all the LINPAC Shares held by PICNAL will be transferred to DebtCo.

Further information on these debt facilities is contained in paragraph 5 of Appendix III to this document.

(ii) *Equity Financing*

Immediately following Completion, on and subject to the terms and conditions of the Investment Agreement, the Montagu funds will invest up to £160 million in PICNAL by way of a subscription of PICNAL Shares and "A" Loan Notes. HSBC will invest approximately £46.3 million by way of a subscription of PICNAL Shares (the "Syndication Shares") and "A" Loan Notes (the "Syndication Loan Notes"), which HSBC will seek to syndicate to other investors following Completion (the "Syndication"). Elections for the Partial Share and Loan Note Alternative may be satisfied using the Syndication Shares and Syndication Loan Notes.

PICNAL will pay HSBC an arrangement fee of £694,500 in connection with the Syndication.

On and subject to the terms and conditions of the Investment Agreement, members of the LINPAC management team will invest up to £575,000 in PICNAL by way of a subscription of "B" Ordinary Shares.

Further details of these arrangements are set out in paragraphs 4 and 5 of Appendix III to this document.

12 Arrangements with the Management Team

Consistent with its approach as a financial investor, Montagu Private Equity requires that the LINPAC management team, including David Williams (Group Managing Director), Mark Tentori (Group Finance Director) and Robert Lang (Executive Director), remain in place to operate the business following completion of the Offer. In addition, members of the LINPAC management team are being offered the opportunity to subscribe for "B" Ordinary Shares, which will represent 11.5 per cent. of the issued share capital in PICNAL following Completion. The rights of the "B" Ordinary Shares will be effectively the same as the PICNAL Shares. Certain members of the management team, who are due to receive a bonus on the successful completion of the Offer, are committing in aggregate almost £4 million to the Company and will subscribe and pay for "A" Ordinary Shares and "B" Ordinary Shares.

A number of the LINPAC management team have also entered into new service contracts with PICNAL which will become effective on completion of the Offer.

13 Directors and employees

The Board of PICNAL has given assurances to the Directors of LINPAC that, on the Offer becoming or being declared unconditional in all respects, the existing employment rights, including the pension rights, of all LINPAC employees will be fully safeguarded.

PICNAL attaches considerable importance to the skills, technical abilities and experience of the existing management and employees of LINPAC and its subsidiaries.

It is currently the intention of PICNAL that, in due course following completion of the Offer, arrangements will be put in place to facilitate wider employee participation in the equity of PICNAL.

14 United Kingdom taxation

The following paragraphs, which are intended as a general guide only and do not constitute legal or tax advice to any LINPAC Shareholder, are based on current UK tax legislation and Inland Revenue practice. They summarise certain limited aspects of the UK tax treatment of acceptance of the Offer and they relate only to the position of LINPAC Shareholders who are individual or corporate Shareholders (and not to LINPAC Shareholders who are collective investment schemes, pension funds or insurance companies), who are beneficial owners of their LINPAC Shares, who hold their LINPAC Shares as an investment (other than under a personal equity plan or an individual savings account) and (except insofar as express reference is made to the treatment of non-UK residents) who are resident in the United Kingdom for taxation purposes.

In this paragraph 14, all references to Loan Notes should be read as "B" Loan Notes.

If you are in any doubt as to your taxation position or if you are subject to tax in any jurisdiction other than the UK, you should consult an appropriate professional adviser immediately.

(a) Tax on capital gains

Liability to UK tax on capital gains will depend on the individual circumstances of LINPAC Shareholders and on the form of consideration received.

(i) Cash

To the extent that a LINPAC Shareholder receives cash under the Offer, this will, except to the extent referred to in the next paragraph, be treated as a disposal, or part disposal, of his LINPAC Shares which may, depending on the LINPAC Shareholder's individual circumstances (including the availability of exemptions, reliefs or allowable losses), give rise to a liability to UK tax on capital gains.

If a LINPAC Shareholder receives cash as well as PICNAL Shares or Loan Notes and the amount of cash received is small in comparison with the value of his LINPAC Shares, the LINPAC Shareholder will not be treated as having disposed of the shares in respect of which the cash was received. Instead the cash will be treated as a deduction from the base cost of his PICNAL Shares or Loan Notes rather than as a part disposal or in the case of corporate Shareholders receiving Loan Notes, any gain or loss which would otherwise have arisen on disposal of those LINPAC Shares will be calculated but only deemed to accrue on a subsequent disposal (including redemption) of the Loan Notes as described below.

Under current Inland Revenue practice, any cash payment of £3,000 or less or which is five per cent. or less of the value of a LINPAC Shareholder's holding of LINPAC Shares will generally be treated as small for these purposes.

Any chargeable gain on a part disposal of a holding of LINPAC Shares will be computed on the basis of an apportionment of the allowable cost of the holding by reference to the value of the holding at the time of disposal.

(ii) **Acquisition of PICNAL Shares**

To the extent that a LINPAC Shareholder receives PICNAL Shares in exchange for his LINPAC Shares and does not hold (either alone or together with persons connected with him) more than five per cent. of, or of any class of, shares in or debentures of LINPAC, he will not be treated as having made a disposal of his LINPAC Shares. Instead, the PICNAL Shares will be treated as the same asset as those LINPAC Shares acquired at the same time and for the same consideration as those LINPAC Shares.

Any LINPAC Shareholder who holds (either alone or together with persons connected with him) more than five per cent. of, or of any class of, shares in or debentures of LINPAC is advised that an application for clearance has been made to the Inland Revenue under Section 138 of the Taxation of Chargeable Gains Act 1992 in respect of the Offer. If such clearance is given, any such LINPAC Shareholder will be treated in the manner described in the preceding paragraph. The Offer is conditional on such clearance being obtained.

(iii) **Acquisition of Loan Notes**

To the extent that a LINPAC Shareholder receives Loan Notes in exchange for his LINPAC Shares and does not hold (either alone or together with persons connected with him) more than five per cent. of, or of any class of, shares in or debentures of LINPAC, he should not be treated as having made a disposal of his LINPAC Shares. Instead, for individual LINPAC Shareholders, the Loan Notes should be treated as the same asset as those LINPAC Shares acquired at the same time and for the same consideration as those LINPAC Shares and for corporate Shareholders any gain or loss which would otherwise have arisen on a disposal of those LINPAC Shares will be calculated but only deemed to accrue on a subsequent disposal (including redemption) of the Loan Notes.

Any LINPAC Shareholder who holds (either alone or together with persons connected with him) more than five per cent. of, or of any class of, shares in or debentures of LINPAC is advised that an application for clearance has been made to the Inland Revenue under Section 138 of the Taxation of Chargeable Gains Act 1992 in respect of the Offer. If such clearance is given any such LINPAC Shareholder will be treated in the manner described in the preceding paragraph. The Offer is conditional on such clearance being obtained.

(iv) **Disposal of PICNAL Shares**

A subsequent disposal of the PICNAL Shares may, depending on individual circumstances (including the availability of exemptions, reliefs or allowable losses), give rise to a liability to UK tax on capital gains.

Any chargeable gain or allowable loss on a disposal of the PICNAL Shares should be calculated taking into account a proportion of the allowable cost to the holder of acquiring his LINPAC Shares based on an apportionment of the allowable cost of his LINPAC Shares by reference to the value of the PICNAL Shares at the time of the exchange between any cash, Loan Notes and PICNAL Shares received.

To this should be added, when calculating a chargeable gain but not an allowable loss, indexation allowance on that proportion of the original allowable cost. For corporate

Shareholders, this indexation allowance will be calculated by reference to the date of disposal of the PICNAL Shares. For individual LINPAC Shareholders, the indexation allowance will be applied until April 1998 with taper relief (if available) applying thereafter until disposal, the rate of taper relief depending on the number of complete years for which the LINPAC/PICNAL Shares have been held.

(v) **Disposal of Loan Notes**

A subsequent disposal (including redemption) of the Loan Notes may, depending on individual circumstances, give rise to a liability to UK tax on capital gains. For corporate Shareholders, the Loan Notes will be qualifying corporate bonds and so indexation allowance will not accrue in respect of them. Accordingly, for corporate shareholders, any "held over" chargeable gain or loss which was calculated on exchange but is only deemed to accrue on the disposal (including redemption) of the Loan Notes should be calculated taking into account a proportion of the allowable cost to the holder of acquiring his LINPAC Shares based on an apportionment of the allowable cost of his LINPAC Shares at the time of the exchange between any cash, Loan Notes and PICNAL Shares received. To this should be added (when calculating a chargeable gain but not an allowable loss) indexation allowance on that proportion of the original allowable cost accrued up to the time of the exchange of LINPAC Shares for Loan Notes. For individual LINPAC Shareholders, the Loan Notes should not be qualifying corporate bonds and accordingly an indexation allowance should be applied until April 1998 with taper relief (if available) applying thereafter until disposal, the rate of taper relief depending on the number of complete years for which the LINPAC Shares/Loan Notes have been held.

Corporate holders of Loan Notes are also referred to in paragraph 14(b)(ii) below.

(vi) **Section 703 of the Income and Corporation Taxes Act 1988**

It is possible that the Inland Revenue may seek to apply the provisions of Section 703 of the Income and Corporation Taxes Act 1988 to LINPAC Shareholders (or certain of them) in respect of the consideration which they receive under the Offer in certain limited circumstances (including, if they receive Loan Notes, the redemption thereof). If Section 703 were to apply then, *inter alia*, individuals liable to higher rate income tax and certain trustees could potentially be liable to tax on all or part of the consideration as if it were a dividend. Section 703 can only apply where the person in question obtains or is in a position to obtain certain tax benefits from a transaction in securities (for example, a sale of shares or a redemption of loan notes) and will generally not be applicable where the transaction in question is carried out for *bona fide* commercial reasons or in the ordinary course of making or managing investments provided that obtaining certain tax benefits was not the main object or one of the main objects. Accordingly, an application for clearance under Section 707 of the Income and Corporation Taxes Act 1988 has been made to the Inland Revenue. The Offer is conditional on such clearance being obtained.

(b) **Tax on income**

(i) **Dividends on PICNAL Shares**

LINPAC Shareholders who are issued PICNAL Shares pursuant to the Offer should be taxed in respect of dividends in the same way as they are currently taxed in respect of dividends on their LINPAC Shares.

(ii) **Interest on Loan Notes**

Interest on the Loan Notes will be paid after deduction of UK income tax at the lower rate (currently 20 per cent.), unless PICNAL has reason to believe that the person beneficially entitled to the interest is within the charge to UK corporation tax or has been directed by the

Inland Revenue in respect of a particular holding of Loan Notes, to make the payment free of deduction or subject to a reduced rate of deduction (by virtue of relief under the provisions of an applicable double tax treaty). A direction under an applicable double tax treaty will only be made following an application in the appropriate manner to the relevant tax authorities by the holder of Loan Notes.

PICNAL will not gross up payments of interest on the Loan Notes to compensate for any tax it is required to deduct at source.

Individuals liable to UK income tax at the starting and basic rates will have no further income tax to pay on the interest they receive on their Loan Notes, while individuals liable to UK income tax at the higher rate will have to pay further income tax equal (at current rates) to 25 per cent. of the net interest received. Non-taxpayers and starting rate taxpayers may be able to claim repayment of the tax withheld from the Inland Revenue.

On a transfer of Loan Notes by an individual, a charge to UK income tax may arise under the "accrued income scheme" in respect of the interest on the Loan Notes which has accrued since the preceding interest payment.

A holder of Loan Notes which is a company within the charge to UK corporation tax in respect of the Loan Notes will generally bring into the charge to tax as income, interest on, and any profits and gains arising from, the Loan Notes in each accounting period broadly in accordance with the holder's authorised accounting method for this purpose.

(iii) **Interest on Loan Notes satisfied by the issue of PIK Notes**

Persons liable to UK income tax will be subject to tax on any payment of interest that is satisfied in whole or in part by the creation and issue of PIK Notes as though there had been a payment of interest.

Interest on the Loan Notes that is satisfied by the issue of PIK Notes will be paid after deduction of UK income tax at the lower rate (currently 20 per cent.), unless PICNAL has reason to believe that the person beneficially entitled to the interest is within the charge to UK corporation tax or has been directed by the Inland Revenue in respect of a particular holding of Loan Notes, to make the payment free of deduction or subject to a reduced rate of deduction (by virtue of relief under the provisions of an applicable double tax treaty). A direction under an applicable double tax treaty will only be made following an application in the appropriate manner to the relevant tax authorities by the holder of PIK Notes. PICNAL may satisfy a requirement to deduct the income tax by tending PIK Notes to the Inland Revenue equal to the amount that is required to be deducted.

PICNAL will not gross up payments of interest on Loan Notes that is satisfied by the issue of PIK Notes to compensate for any tax it is required to deduct at source.

Individuals liable to UK income tax at the starting and basic rates will have no further income tax to pay on the interest they receive on Loan Notes that is satisfied by the issue of PIK Notes, while individuals liable to UK income tax at the higher rate will have to pay further income tax equal (at current rates) to 25 per cent. of the net interest treated as being received by the issue of PIK Notes. Non-taxpayers and starting rate taxpayers may be able to claim repayment of the tax withheld from the Inland Revenue. Such a repayment may be in the form of PIK Notes tended to the Inland Revenue by PICNAL.

A holder of Loan Notes which is a company within the charge to UK corporation tax in respect of the PIK Notes will generally bring into the charge to tax as income, interest on, and any profits and gains arising from, the interest on Loan Notes which is satisfied by the issue of PIK Notes in each accounting period broadly in accordance with the holder's authorised accounting method for this purpose.

(c) **Stamp Duty and Stamp Duty Reserve Tax ("SDRT")**

(i) **Acceptance of the Offer**

No stamp duty or SDRT will be payable by LINPAC Shareholders as a result of accepting the Offer.

(ii) **PICNAL Shares**

Stamp duty or SDRT will generally be payable on a transfer or sale of, or on an agreement to transfer, PICNAL Shares.

(iii) **Loan Notes**

Under current Inland Revenue practice, no stamp duty or SDRT will be payable on a transfer or sale of, or on an agreement to transfer, Loan Notes.

15 Procedure for acceptance of the Offer

This section should be read in conjunction with Part C of Appendix I to this document and the notes on the Form(s) of Acceptance, which are deemed to form part of the terms of the Offer.

(a) **Completion of the Form(s) of Acceptance**

To accept the Offer, you must complete, sign and return the WHITE Form of Acceptance in respect of your LINPAC Ordinary Shares and the BLUE Form of Acceptance in respect of your LINPAC Preference Shares in accordance with the following instructions and the instructions printed on the appropriate Form of Acceptance.

LINPAC Ordinary Shares

(i) *To accept the Offer*

To accept the Offer in respect of your LINPAC Ordinary Shares, you must tick Box 1 of the enclosed WHITE Form of Acceptance. You must also sign Box 3 of the enclosed WHITE Form of Acceptance in the presence of an independent witness, who should sign in accordance with the instructions printed on the WHITE Form of Acceptance.

(ii) *To elect for the Partial Share and Loan Note Alternative*

To elect for the Partial Share and Loan Note Alternative in respect of all or some of your LINPAC Ordinary Shares, you must complete Section 1 and Section 2 of the enclosed WHITE Form of Acceptance. If you wish to receive your Non-cash Entitlement only, that is, in respect of 18.5 per cent. of your total shareholding, tick Box 2A. If you wish to receive more PICNAL Shares and "B" Loan Notes than your Non-cash Entitlement, insert in Box 2B the percentage of your shareholding in respect of which you wish to receive the Partial Share and Loan Note Alternative.

If Elections in respect of the Partial Share and Loan Note Alternative are scaled down, those LINPAC Ordinary Shareholders who have validly elected to receive the Partial Share and Loan Note Alternative will receive an amount of PICNAL Shares and "B" Loan Notes as shall be available following scale back to satisfy their Elections and the remainder, if any, of their consideration in cash.

LINPAC Preference Shares

(i) *To accept the Offer*

To accept the Offer in respect of your LINPAC Preference Shares, you must tick Box 1 of the enclosed BLUE Form of Acceptance. You must also sign Box 3 of the enclosed BLUE Form of Acceptance in the presence of an independent witness, who should sign in accordance with the instructions printed on the BLUE Form of Acceptance.

(ii) *To elect for the Partial Share and Loan Note Alternative*

To elect for the Partial Share and Loan Note Alternative in respect of all or some of your LINPAC Preference Shares, you must complete Section 1 and Section 2 of the enclosed BLUE Form of Acceptance. If you wish to receive your Non-cash Entitlement only, that is, in respect of 18.5 per cent. of your total shareholding, tick Box 2A. If you wish to receive more PICNAL Shares and "B" Loan Notes than your Non-cash Entitlement, insert in Box 2B the percentage of your shareholding in respect of which you wish to receive the Partial Share and Loan Note Alternative.

If Elections in respect of the Partial Share and Loan Note Alternative are scaled down, those LINPAC Preference Shareholders who have validly elected to receive the Partial Share and Loan Note Alternative will receive an amount of PICNAL Shares and "B" Loan Notes as shall be available following scale back to satisfy their Elections and the remainder, if any, of their consideration in cash.

If you have any questions as to how to complete the Form(s) of Acceptance, please telephone Peter Robinson or Jonathan Cane of Berwin Leighton Paisner on 020 7760 1000 or from outside the UK on +44 20 7760 1000.

(b) **Return of the Form(s) of Acceptance**

The completed Form(s) of Acceptance should be returned by post or by hand, during normal business hours only, to Berwin Leighton Paisner at Adelaide House, London Bridge, London EC4R 9HA (Reference: PROB/JONC), together with the relevant share certificate(s) and/or other document(s) of title as soon as possible, but in any event so as to arrive no later than 3.00 p.m. on 8 July 2003. A reply-paid envelope for use in the UK only is enclosed for your convenience. No acknowledgement of receipt of documents will be given by or on behalf of PICNAL.

Completed, signed and witnessed Form(s) of Acceptance should be accompanied by the relevant share certificate(s) and/or other document(s) of title.

(c) **Certificates not readily available or lost**

If, for any reason, the relevant share certificate(s) and/or other document(s) of title is/are not readily available or is/are lost, you should nevertheless complete, sign and lodge the Form(s) of Acceptance as stated above so as to be received by Berwin Leighton Paisner at the address given in paragraph 15(b) above not later than 3.00 p.m. on 8 July 2003. You should send with the Form(s) of Acceptance any share certificate(s) and/or other document(s) of title which you may have available and a letter stating that the remaining documents will follow as soon as possible or that you have lost one or more of your share certificate(s) and/or other document(s) of title. You should then arrange for the relevant share certificate(s) and/or other document(s) of title to be forwarded as soon as possible.

If you have lost your share certificate(s) and/or other document(s) of title, you should contact BLP, requesting a letter of indemnity for the lost share certificate(s) and/or other document(s) of title to be sent to you which, when completed in accordance with the instructions given, should be returned by post or by hand (during normal office hours only) to Berwin Leighton Paisner at the address set out in paragraph 15(b) above.

16 Compulsory acquisition

If PICNAL receives acceptances under the Offer in respect of, and/or otherwise acquires, 90 per cent. or more of the LINPAC Ordinary Shares and of the LINPAC Preference Shares to which the Offer relates, PICNAL intends to exercise its rights pursuant to the provisions of sections 428 to 430F of the Companies Act compulsorily to acquire the remaining LINPAC Shares to which the Offer relates.

17 **Costs**

Professional costs of £12,992,481 have been incurred by LINPAC or on behalf of LINPAC Shareholders in respect of financial, legal and accounting advisers. These costs have already been taken into account by PICNAL prior to determining the consideration to be paid to LINPAC Shareholders under the Offer and will be paid by PICNAL within seven days of the Offer becoming or being declared unconditional in all respects.

18 **Settlement**

Subject to the Offer becoming or being declared unconditional in all respects, settlement of the consideration to which any LINPAC Shareholder (or the first-named shareholder in the case of joint holders) is entitled under the Offer will be effected within seven days of the date on which the Offer becomes or is declared wholly unconditional in the following manner:

(a) **Cash**

Settlement of any cash due will be paid to LINPAC Shareholders in accordance with their dividend bank mandates (provided that such details have been provided by LINPAC to PICNAL at least 14 days prior to the date on which payment is due to be made) or, failing which, any such cash payments will be made in pounds by cheque drawn on a branch of a UK clearing bank and despatched by first class post.

(b) **PICNAL Shares and "B" Loan Notes**

If a LINPAC Shareholder validly elects for the Partial Share and Loan Note Alternative and PICNAL Shares and "B" Loan Notes are issued as described in paragraph 3 above, definitive certificates for the PICNAL Shares and "B" Loan Notes will be despatched by first class post.

(c) **General**

All communications, notices, certificates, documents of title and remittances sent by or to LINPAC Shareholders or their appointed agents will be delivered by, or sent to or from, them, or their appointed agents, at their own risk.

19 **Further information**

Your attention is drawn to the conditions and further terms of the Offer set out in Part A of Appendix I to this document and in the Form(s) of Acceptance and to the further information contained in the Appendices to this document.

20 **Action to be taken**

To accept the Offer, the Form(s) of Acceptance must be completed and returned. The Form(s) of Acceptance should be returned as soon as possible and, in any event, so as to be received by post or (during normal office hours only) returned by hand to Berwin Leighton Paisner (Reference: PROB/JONC) at Adelaide House, London Bridge, London EC4R 9HA in either case, by not later than 3.00 p.m. on 8 July 2003. A reply-paid envelope is enclosed for your convenience for use in the UK only.

Yours faithfully
for and on behalf of HSBC Bank plc





Charles Packshaw
Managing Director
and Head of UK Corporate Finance

Simon Murphy
Managing Director, Industrials

APPENDIX I
CONDITIONS TO AND FURTHER TERMS OF THE OFFER

Part A
Conditions to the Offer

The Offer is subject to the following conditions:

(a) valid acceptances being received (and not, where permitted, withdrawn) in respect of:

(i) not less than 90 per cent. (or such lower percentage as PICNAL and Montagu Private Equity may decide) in nominal value of the LINPAC Ordinary Shares to which the Offer relates; and

(ii) not less than 90 per cent. (or such lower percentage as PICNAL and Montagu Private Equity may decide) in nominal value of the LINPAC Preference Shares to which the Offer relates,

provided that this condition will not be satisfied unless PICNAL and/or any of its wholly-owned subsidiaries shall have acquired or agreed to acquire (pursuant to the Offer or otherwise):

(i) LINPAC Ordinary Shares; and

(ii) LINPAC Preference Shares,

in each case carrying in aggregate more than 50 per cent. of the voting rights then normally exercisable at a general meeting of LINPAC Shareholders (in the case of the LINPAC Ordinary Shares) or at a class meeting (in the case of the LINPAC Preference Shares) including for this purpose any such voting rights attaching to any LINPAC Shares that are unconditionally allotted or issued before the Offer becomes or is declared unconditional as to acceptances, whether pursuant to the exercise of any outstanding conversion or subscription rights or otherwise and for the purposes of this condition:

(i) LINPAC Shares which have been unconditionally allotted but not issued before the Offer becomes unconditional as to acceptances, whether pursuant to the exercise of any outstanding conversion or subscription rights or otherwise shall be deemed to carry the voting rights they will carry upon issue;

(ii) the expression "LINPAC Shares to which the Offer relates" shall be construed in accordance with Sections 428 to 430F (inclusive) of the Companies Act; and

(iii) valid acceptances shall be treated as having been received in respect of any LINPAC Shares which PICNAL and its subsidiaries shall, pursuant to Section 429(8) of the Companies Act, be treated as having acquired or contracted to acquire by virtue of acceptance of the Offer;

(b) in respect of competition/anti-trust clearances:

(i) **European Commission**

if the acquisition of control by PICNAL of LINPAC (the "Transaction") gives rise to a concentration with a Community dimension pursuant to Council Regulation (EC) 4064/89 (as amended) (the "Merger Regulation"), the issuing of a decision by the European Commission, pursuant to Article 6(1)(b) of the Merger Regulation, declaring the Transaction compatible with the common market without imposing any conditions or obligations that are not on terms reasonably satisfactory to PICNAL or being deemed to have done so under Article 10(6) of the Merger Regulation;

(ii) **United States**

if required, all filings having been made and all or any appropriate waiting periods under the United States Hart-Scott-Rodino Anti-trust Improvements Act of 1976 and the regulations made thereunder having expired, lapsed or been terminated as appropriate in respect of the Transaction;

(iii) **Other jurisdictions**

Slovak Republic

if the Transaction is subject to Slovak merger control, PICNAL having received (or being deemed to have received) merger control clearance for the Transaction by the Slovak Anti-Monopoly Office, either unconditionally or subject to conditions or commitments acceptable to PICNAL;

Czech Republic

if the Transaction is subject to Czech merger control, the Transaction having been cleared (or being deemed to have been cleared) by the Competition Office either unconditionally or subject to conditions or commitments acceptable to PICNAL;

Turkey

if the Transaction is subject to Turkish merger control, the Transaction having been cleared (or being deemed to have been cleared) by the Turkish competition authorities either unconditionally or subject to conditions or commitments acceptable to PICNAL;

South Africa

if the Transaction is subject to South African merger control, the approval of the Transaction by the Competition Commission, without conditions or subject to such conditions that are acceptable to PICNAL;

(c) in respect of other clearances:

Australia

to the extent that the Transaction is subject to the Foreign Acquisitions and Takeovers Act, either (a) PICNAL having received written advice under the Foreign Acquisitions and Takeovers Act from the Australian Treasurer to the effect that the Commonwealth Government has no objection to the acquisition of the LINPAC Shares pursuant to the Transaction, notice being either unconditional or subject to conditions acceptable to PICNAL or (b) the period provided under the Foreign Acquisitions and Takeovers Act, during which the Treasurer may make an order under such Act (including an interim order under section 22) in relation to the acquisition of the LINPAC Shares, having passed without such an order being made;

Guernsey

in accordance with the Guernsey Insurance Law, the Guernsey Commission (a) having been notified in writing of, and provided written confirmation that it has no objection to, PICNAL becoming the controller (as that term is defined in the Guernsey Insurance Law) of the Guernsey Licensed Insurer and (b) having been notified in writing of, and (where required by the Guernsey Insurance Law) having provided written confirmation that it has no objections to, any other matters which Montagu Private Equity, LINPAC or the Guernsey Licensed Insurer may be required to notify the Guernsey Commission of pursuant to the Guernsey Insurance Law or the terms of the Guernsey Insurance Licence in connection with the Transaction;

for the purposes of the above provision, the defined terms below apply:

"Guernsey Commission"	means the Guernsey Financial Services Commission;

"Guernsey Insurance Law"	means the Insurance Business (Bailiwick of Guernsey) Law, 2002, as amended from time to time;
"Guernsey Insurance Licence"	means the licence issued to the Guernsey Licensed Insurer by the Guernsey Commission pursuant to the Guernsey Insurance Law;
"Guernsey Licensed Insurer"	means LINPAC Insurance Company Limited, a company incorporated in Guernsey and licensed with the Guernsey Commission pursuant to the Guernsey Insurance Law, whose registered office is at Maison Trinity, Trinity Square, St Peter Port, Guernsey;

(d) LINPAC, LINPAC Automotive Limited, LINPAC Containers Limited, LINPAC Mouldings Limited and LINPAC Plastics Limited and their directors complying with the provisions of Sections 155 to 158 (inclusive) of the Companies Act to enable the giving of financial assistance by such companies in connection with the acquisition of LINPAC by PICNAL;

(e) no Material Adverse Change having occurred prior to the Offer becoming unconditional in all respects. For the purposes of this condition, "Material Adverse Change" means any of the following:

(i) it coming to the attention of PICNAL that the amount resulting from subtracting Net Debt from Net Working Capital is less than £25 million;

(ii) any fact, matter or circumstance coming to the attention of PICNAL which, had such fact, matter or circumstance existed or occurred during the 12-month period ended 31 December 2002, would have resulted in a reduction of 10 per cent. or more in the Group's EBITDA (or, in respect of the period commencing 60 days after the date of this document, a reduction of 12.5 per cent. or more in the Group's EBITDA) for that financial period as set out in the Audited Accounts;

(iii) the following ceasing to be employed by the Group or giving or being given notice of termination under their respective contracts of employment:

(a) David Williams; or

(b) any two members of the Senior Management Team;

(iv) the issue by any Group Company of any shares, any interest in shares or any other securities (other than to the Company) or the entry by any Group Company into any agreement giving any person (other than the Company) the right to the allotment, redemption, or repayment of, or any interest in or encumbrance over, shares or other securities of any Group Company;

(v) the recommendation, declaration, or payment by any Group Company of any dividend or other distribution not specifically disclosed in writing to PICNAL prior to the date of this document or in the Offer Document; or

(vi) there occurring a breach of Clause 4.2.2 or 4.2.4 of the Investment Agreement (Actions Pending Completion) which breach is not corrected or is not capable of being corrected and which is material in the context of the Group as a whole;

for the purposes of the definition of "Material Adverse Change", the following definitions shall apply:

"Audited Accounts" means the audited accounts of the Company and of each of the Subsidiaries (other than the Dormant Subsidiaries), the unaudited accounts of each of the Dormant Subsidiaries and the audited consolidated group accounts of the Group for the financial period ended 31 December 2002;

"Dormant Subsidiaries" means the Subsidiaries identified in the Audited Accounts as being dormant and each a "Dormant Subsidiary";

"EBITDA" means earnings before interest, taxation, depreciation and amortisation as determined by reference to the Audited Accounts and the accounting policies applied by the Group;

"Net Debt" means the net debt figure set out in the management accounts of LINPAC Group Limited as at the end of the June 2003 period;

"Net Working Capital" means the net working capital figure set out in the management accounts of LINPAC Group Limited as at the end of the June 2003 period; and

"Senior Management Team" means David Williams, Mark Tentori, Andrew Creese, Greg Toft and Robert Lang;

(f) subject to all of the conditions other than this condition and condition (e) having been satisfied or waived, the completion of both (i) the sale of shares in LINPAC France SA and Promoplast SA, subsidiaries of LINPAC, to a wholly owned French subsidiary of PICNAL; and (ii) the sale of shares in LINPAC America Inc. to a wholly owned US subsidiary of PICNAL; and

(g) in respect of tax, the Tax Clearances being received.

To the extent that a Material Adverse Change occurs prior to Completion which is solely attributable to an act or acts which Montagu has specifically required to be taken or to which Montagu has specifically given its prior written consent, PICNAL will not invoke condition (e).

PICNAL reserves the right to waive any of the conditions (a)-(g) in whole or in part, save that condition (g) may not be waived without the prior written consent of Michael Cornish. PICNAL will waive or treat as satisfied condition (e) above as soon as all the other conditions to the Offer have been waived or satisfied unless at that time PICNAL is entitled to invoke condition (e) so as to cause the Offer to lapse.

Part B
Further terms of the Offer

1 **General**

(a) The Offer will lapse if it is not declared or does not become unconditional in all respects by the date which is 90 days after the date of this document or such later date(s) as PICNAL, MPE and Michael Cornish may decide. If the Offer lapses, it will cease to be capable of further acceptance and PICNAL, HSBC, and any accepting LINPAC Shareholders shall thereupon cease to be bound by Form(s) of Acceptance submitted before the time when the Offer lapses.

(b) No acknowledgement of receipt of any Form(s) of Acceptance, share certificates or other documents will be given. All communications, notices, certificates, documents of title, other documents and remittances to be delivered by or to or sent to or from LINPAC Shareholders (or their designated agent(s)) or as otherwise directed will be delivered by or to or sent to or from such LINPAC Shareholders (or their designated agent(s)) at their risk.

(c) Except with the consent of the relevant LINPAC Shareholder, settlement of the consideration to which any LINPAC Shareholder is entitled under the Offer will be implemented in full in accordance with the terms of the Offer without regard to any lien, right of set-off, counterclaim or other analogous right to which PICNAL may otherwise be, or claim to be, entitled as against such LINPAC Shareholder. Such consideration due to a LINPAC Shareholder will be posted within seven days of the date on which the Offer becomes unconditional in all respects or seven days after receipt of a valid and complete Form of Acceptance, whichever is the later. Settlement of any cash due will be despatched by first class post. All such cash payments will be made in pounds and will be paid to LINPAC Shareholders in accordance with their dividend bank mandates (provided that such details have been provided by LINPAC to PICNAL at least 14 days prior to the date on which payment is due to be made) or, failing which, any such payment will be made by cheque drawn on a branch of a UK clearing bank. If a LINPAC Shareholder validly elects for the Partial Share and Loan Note Alternative and PICNAL Shares and "B" Loan Notes are issued as described in paragraph 3 of Part 2 above, definitive certificates for the PICNAL Shares and "B" Loan Notes will be despatched by first class post.

(d) The instructions, terms, provisions and authorities contained in or deemed to be incorporated in the Form(s) of Acceptance constitute part of the terms of the Offer. Words and expressions defined in this document shall, unless the context otherwise requires, have the same meanings when used in the Form(s) of Acceptance. The provisions of this Part B of this Appendix I shall be deemed to be incorporated into the Form(s) of Acceptance.

(e) The Offer, the Form(s) of Acceptance and all acceptances thereof and all elections thereunder or pursuant thereto and all contracts made pursuant thereto and action taken or made or deemed to be taken or made under any of the foregoing shall be governed by and construed in accordance with English law. Execution by or on behalf of a Shareholder of a Form of Acceptance will constitute his submission, in relation to all matters arising out of or in connection with the Offer and the Form(s) of Acceptance, to the jurisdiction of the Courts of England and his agreement that nothing shall limit the rights of PICNAL or HSBC to bring any action, suit or proceeding arising out of or in connection with the Offer and the Form(s) of Acceptance in any other manner permitted by law or in any court of competent jurisdiction.

(f) Any omission or failure to despatch this document or a Form of Acceptance or any notice required to be given under the terms of the Offer to, or any failure to receive the same by, any person to whom the Offer is made or should be made shall not invalidate the Offer in any way or create any implication that the Offer has not been made to any such person.

(g) Without prejudice to any other provision of this Part B of this Appendix I, PICNAL and HSBC reserve the right to treat acceptances of the Offer and/or elections pursuant thereto as valid if not entirely in order or not accompanied by the relevant share certificate(s) and/or other relevant document(s) of title or if any of the aforesaid documents or confirmations are received, by or on behalf of either of them, at any place or places or in any manner determined by them otherwise than as stated herein or in the Form(s) of Acceptance.

(h) All powers of attorney, appointments of agents and authorities on the terms conferred by or referred to in this Part B of this Appendix I or in Part C of this Appendix I or in a Form of Acceptance are given by way of security for the performance of the obligations of the LINPAC Shareholders concerned and are irrevocable (in respect of powers of attorney, in accordance with section 4 of the Powers of Attorney Act 1971).

(i) If the Offer is not declared or does not become unconditional, Forms of Acceptance will be returned by post within 14 days of PICNAL lapsing the Offer together with share certificates and/or the other documents of title to the person or agent whose name and address is set out in the relevant box on the Form(s) of Acceptance or, if none is set out, to the first-named holder at his registered address.

(j) Any Overseas LINPAC Shareholder will be responsible for any issue, transfer or other taxes or other requisite payments by whomsoever payable and PICNAL, HSBC and any person acting on their behalf shall be fully indemnified and held harmless by such Overseas LINPAC Shareholder for any such issue, transfer or other taxes or other requisite payments as PICNAL, HSBC and any person acting on their behalf may be required to pay.

(k) If sufficient acceptances are received and the Offer becomes unconditional in all respects, PICNAL intends to apply the provisions of Sections 428 to 430F of the Companies Act to acquire compulsorily any outstanding LINPAC Shares.

2 The Partial Share and Loan Note Alternative

(a) The Partial Share and Loan Note Alternative forms part of the Offer by PICNAL to LINPAC Shareholders and, subject to the remainder of this paragraph 2 and paragraph 3 below, is available to validly accepting LINPAC Shareholders, conditional upon all of the conditions in Part A of this Appendix I becoming, or being declared, satisfied, fulfilled or, to the extent permitted, waived.

(b) No election for the Partial Share and Loan Note Alternative will be valid unless a valid Form of Acceptance including a valid election for the Partial Share and Loan Note Alternative, duly completed in all respects and accompanied by all relevant share certificate(s) and/or other document(s) of title or indemnities satisfactory to PICNAL, is duly received.

(c) If any acceptance of the Offer which includes an election for the Partial Share and Loan Note Alternative is not, and is not deemed to be, valid or complete in all respects at such time, such election shall for all purposes be void and the LINPAC Shareholder(s) purporting to make such election shall not, for any purpose, be entitled to receive the Partial Share and Loan Note Alternative, but any such acceptance which is otherwise valid shall be deemed to be an acceptance of the Offer (without the Partial Share and Loan Note Alternative) for the number of LINPAC Shares which are the subject of the acceptance and the LINPAC Shareholder(s) will, on the Offer becoming or being declared wholly unconditional, be entitled to receive the cash consideration due under the Offer.

3 Overseas LINPAC Shareholders

(a) The making of the Offer in jurisdictions outside the United Kingdom or to persons who are citizens, nationals or residents of countries outside the United Kingdom, and the availability of "B" Loan Notes in such jurisdictions or to such persons, may be prohibited or affected by the laws of the relevant jurisdictions. LINPAC Shareholders who are citizens, residents or nationals of jurisdictions outside the United Kingdom should inform themselves about and observe any applicable legal requirements. It is the responsibility of any such persons wishing to accept the Offer to satisfy themselves as to the full observance of the laws of the relevant jurisdiction in connection therewith, including the obtaining of any governmental or other consents which may be required, the compliance with other necessary formalities and the payment of any issue, transfer or other taxes due in such jurisdiction. Any such LINPAC Shareholder shall indemnify and hold harmless PICNAL and HSBC in relation to any such issue, transfer or other taxes by whomsoever payable.

(b) The PICNAL Shares and Loan Notes to be issued pursuant to the Offer will not be listed, or dealt in, on any stock exchange or recognised investment exchange. No steps have been, nor will be, taken to enable the PICNAL Shares or the Loan Notes to be offered in compliance with the applicable securities laws of any other country or jurisdiction outside the United Kingdom.

(c) The PICNAL Shares and Loan Notes have not been, and will not be, registered under the US Securities Act or applicable state law, and are being offered and sold in the United States in reliance upon the exemption from registration provided by Rule 802 under the US Securities Act and exemptions provided under the securities laws of each state of the United States in which US Shareholders reside. The Offer is being made in the United States by PICNAL and not HSBC.

(d) If the LINPAC Shares held by a US Shareholder prior to the Offer were not "restricted securities" within the meaning of Rule 144 under the US Securities Act, and the US Shareholder is not an "affiliate" of LINPAC, and will not be an "affiliate" of PICNAL following the Offer, the PICNAL Shares and the Loan Notes issued to such US Shareholder may be resold in the United States without restriction under the US Securities Act. Otherwise, however, the PICNAL Shares and the Loan Notes issued to such US Shareholder will or may be subject to restrictions on transfer in the United States or to US Persons. As defined in Rule 144, an "affiliate" of a corporation is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under the common control with, such corporation.

(e) The foregoing discussion in sub-paragraphs (c) and (d) of this paragraph 3 is only a general overview of the requirements of the US securities laws that may be applicable to the resale of the PICNAL Shares and the Loan Notes received pursuant to the Offer. Recipients of the PICNAL Shares and the Loan Notes are urged to obtain legal advice to ensure that the resale of such securities complies with applicable US securities laws.

(f) Neither PICNAL nor its advisers nor any person acting on behalf of any of them shall have any liability to any such person for any loss or alleged loss arising from any decision as to the treatment of acceptances or otherwise in connection therewith.

(g) The provisions of this paragraph 3 and any other terms of the Offer relating to Overseas Shareholders may be waived, varied or modified as regards specific LINPAC Shareholders or on a general basis by PICNAL in its absolute discretion. References in this paragraph 3 to a LINPAC Shareholder shall include references to the person or persons executing a relevant Form of Acceptance and, in the event of one or more persons executing a Form of Acceptance, the provisions of this paragraph 3 shall apply to them jointly and severally.

(h) The provisions of this paragraph 3 supersede any terms of the Offer inconsistent herewith.

Part C
Forms of Acceptance

Each holder of LINPAC Ordinary Shares by whom, or on whose behalf, a WHITE Form of Acceptance is executed, irrevocably undertakes, represents, warrants and agrees to and with PICNAL and HSBC (so as to bind him, his executors, personal representatives, heirs, successors and assignees to the following effect) that:

(a) the execution of a WHITE Form of Acceptance shall constitute, subject to the provisions of paragraph 3 of Part B of this Appendix I:

 (i) an acceptance of the Offer in respect of all your LINPAC Ordinary Shares;

 (ii) an election for the Partial Share and Loan Note Alternative in respect of the number of LINPAC Ordinary Shares inserted or deemed inserted in Boxes 2A or 2B of the relevant WHITE Form of Acceptance; and

 (iii) an authority to PICNAL, HSBC and their respective agents to execute any further documents and give any further assurances which may be required in connection with any of the foregoing and an undertaking to execute all or any documents and/or give any such further assurances as may be required to enable PICNAL to obtain the full benefit of this Part C and/or to perfect any of the authorities expressed to be given hereunder,

 in each case on and subject to the terms and conditions set out in this document and the WHITE Form of Acceptance, and that each such acceptance shall be irrevocable;

(b) he has the right to dispose of the LINPAC Ordinary Shares in respect of which the Offer is accepted and that the LINPAC Ordinary Shares in respect of which the Offer is accepted are sold fully paid and free from all liens, charges, encumbrances and other interests and together with the rights now and thereafter attaching thereto, including the right to receive and retain all interest, dividends and other distributions (if any) declared or which become payable after the date of this Offer Document (other than the accrued quarterly dividend of 2.5p per share to be paid on the LINPAC Preference Shares and the proposed aggregate dividend of £35,000 to be paid on the LINPAC Ordinary Shares, both payable on 15 July 2003);

(c) the execution of a WHITE Form of Acceptance constitutes, subject to the Offer becoming unconditional in all respects in accordance with its terms, the irrevocable separate appointment of any director of PICNAL or HSBC as such person's attorney and/or agent, and an irrevocable instruction to the attorney and/or agent (the "Attorney"):

 (i) to complete and execute all or any form(s) of transfer and/or other document(s) whatsoever at the Attorney's discretion in relation to the LINPAC Ordinary Shares referred to in paragraph (a) above (the "Acceptance Securities") in favour of PICNAL or such other person or persons as PICNAL may direct and to deliver such form(s) of transfer and/or other document(s) at the Attorney's discretion together with the certificate(s) and/or other document(s) relating to the Acceptance Securities for registration within six months of the Offer becoming unconditional in all respects; and

 (ii) to execute all such other documents and to do all such other acts and things as may in the opinion of such Attorney be necessary or expedient for the purpose of, or in connection with, the acceptance of the Offer and to vest in PICNAL or its nominee(s) the Acceptance Securities as aforesaid;

(d) the execution of a WHITE Form of Acceptance constitutes, subject to the Offer becoming unconditional in all respects in accordance with its terms, a separate irrevocable authority to request (subject to paragraph 3 of Part B of this Appendix I):

(i) to LINPAC or its agents, to procure the registration of the transfer of the LINPAC Ordinary Shares pursuant to the Offer and the delivery of the share certificate and/or other document of title in respect thereof to PICNAL or as it may direct;

(ii) to PICNAL or its agents, if the relevant LINPAC Ordinary Shareholder has elected to receive PICNAL Shares or "B" Loan Notes, to procure the despatch by post of a cheque for any cash and/or definitive certificates in respect of the PICNAL Shares or "B" Loan Notes to which an accepting LINPAC Ordinary Shareholder may become entitled pursuant to his acceptance of the Offer at the risk of such LINPAC Ordinary Shareholder to the sole or first-named registered holder at the address set out in Box 4 thereof, or if none is set out there, to the sole or first-named holder at his registered address;

(iii) to PICNAL or its agents to procure that such LINPAC Ordinary Shareholder's name is entered on the register kept by PICNAL in respect of any PICNAL Shares or "B" Loan Notes to which such LINPAC Ordinary Shareholder may become entitled pursuant to a valid election for the Partial Share and Loan Note Alternative; and

(iv) to PICNAL or its agents to record and act upon any instructions with regard to payments or notices which have been entered in the records of LINPAC in respect of such person's holding(s) of LINPAC Ordinary Shares;

(e) the execution of a WHITE Form of Acceptance will constitute the irrevocable appointment of any director of PICNAL or HSBC as such person's attorney and/or agent and with the authority to complete and/or execute any further documents and given any further assurances which may be required in connection with any of the foregoing and an irrevocable undertaking with such attorney and/or agent to execute any such further documents and/or give any such further assurances as may be required;

(f) after the Offer has become unconditional in all respects and in such other circumstances as PICNAL may request:

(i) PICNAL or its agents shall be entitled to direct the exercise of any votes and any or all other rights and privileges attaching to any Acceptance Securities (including the right to requisition a general meeting of LINPAC or of any class of its shareholders);

(ii) LINPAC shall be authorised by the holder of Acceptance Securities to send any notice, warrant, circular, document or other communication which may be required to be sent to him as a LINPAC Ordinary Shareholder in respect of the Acceptance Securities to PICNAL at its registered office;

(iii) PICNAL or any director of PICNAL shall be authorised by such holder to sign any documents and do such things as may, in the reasonable opinion of PICNAL or any director of PICNAL (acting lawfully) seem necessary or desirable in connection with the exercise of any votes or privileges attaching to the Acceptance Securities, including, without limitation, an authority to sign any consent to short notice of a general meeting or separate class meeting on his behalf and/or to execute a form of proxy in respect of such Acceptance Securities appointing any person nominated by PICNAL to attend general meetings and separate class meetings of LINPAC or any of them (and any adjournment thereof) and to exercise the votes attaching to such Acceptance Securities on his behalf, such votes to be cast, where relevant, so far as possible to satisfy any outstanding condition of the Offer; and

(iv) the execution of a WHITE Form of Acceptance constitutes the agreement of such person not to exercise any of such rights without the consent of PICNAL and the irrevocable undertaking of such person not to appoint a proxy or corporate representative for or to attend any such general meetings or separate class meeting (or any adjournment thereof);

(g) the execution of a WHITE Form of Acceptance constitutes the irrevocable appointment of any director of PICNAL or HSBC as such person's attorney and/or agent and an irrevocable instruction and authority to the attorney and/or agent subject to the Offer becoming or declared unconditional in all respects in accordance with its terms to transfer to itself (or to such other person or persons as PICNAL or its agents may direct) by registration of the transfer thereof and delivery of the certificate(s) and/or other document(s) of title in respect of all of the LINPAC Ordinary Shares in respect of which the Offer is accepted;

(h) he will deliver or procure delivery to BLP of his share certificates and/or other document(s) of title in respect of Acceptance Securities, or an indemnity acceptable to PICNAL in lieu thereof, as soon as possible and in any event within six months of the Offer becoming unconditional in all respects;

(i) the terms and conditions of the Offer contained in this Offer Document shall be deemed to be incorporated in, and form part of, the WHITE Form of Acceptance, which shall be read and construed accordingly;

(j) PICNAL reserves the right (but shall not be obliged) at its entire discretion to treat as valid Form(s) of Acceptance not entirely in order and/or if received by, or on behalf of PICNAL, at any place or places otherwise than as specified in this document or in the Form(s) of Acceptance;

(k) subject to the Offer becoming unconditional in all respects, he shall promptly, following request by or on behalf of PICNAL, do all such acts and things as shall be necessary or expedient to vest in PICNAL or its nominee(s) the Acceptance Securities and accordingly grants the power(s) of attorney and authorities conferred by or referred to in these paragraphs, which are given by way of security for the performance of the obligations of such person which are irrevocable;

(l) he agrees to ratify each and every act or thing which may be done or effected by PICNAL or any Director of PICNAL or any of their respective agents, as the case may be, in exercise of any of his or their respective powers and/or authorities hereunder (and to indemnify each such person against losses arising therefrom);

(m) on execution and delivery, the Form(s) of Acceptance shall take effect as a deed; and

(n) if any provisions of Part B of this Appendix I or this Part C shall be unenforceable or invalid or shall not operate to afford PICNAL or its agents the benefit of the authority expressed to be given therein, he will with all practicable speed do all such acts and things and execute all such documents that may be required by PICNAL to enable PICNAL to secure the full benefit of Part B and this Part C of this Appendix I .

References in Part B or this Part C of this Appendix I to a LINPAC Ordinary Shareholder shall include references to the person or persons executing any relevant Form(s) of Acceptance and, in the event of more than one person executing such a WHITE Form of Acceptance, the provisions of this Part C shall apply to them jointly and to each of them.

For the avoidance of doubt, a LINPAC Shareholder who accepts the Offer will not be entitled to rescind the acceptance and withdraw the LINPAC Shares.

These provisions apply, *mutatis mutandis*, to LINPAC Preference Shareholders completing and executing the BLUE Form of Acceptance.

APPENDIX II

Part A: Rights attaching to the PICNAL Shares

This section describes the rights and restrictions attaching to the PICNAL Shares as set out in PICNAL's Articles of Association ("Articles").

There are two classes of share capital in PICNAL: "A" Ordinary Shares and "B" Ordinary Shares (for the purposes of this Part A, the "shares") . On Completion, the "A" Ordinary Shares will be held by the Montagu funds as Lead Investor, certain other investors procured by the Lead Investor (including certain members of the management team) and those LINPAC Shareholders who have elected to receive PICNAL Shares and "B" Loan Notes under the Partial Share and Loan Note Alternative. "B" Ordinary Shares will be held by members of the management team.

1 **Restrictions on Share Transfers**

(a) **Permitted Transfers**

The Articles impose restrictions on share transfers. Shares can only be transferred in certain circumstances, for example, (i) to family members and trustees of family trusts; (ii) to group companies (in the case of a corporate shareholder); (iii) to nominees; (iv) to the investment manager of the shareholder; (v) in the circumstances contemplated by the Investment Agreement; or (vi) with the prior written consent of the Lead Investor.

(b) **Pre-emption Procedure**

A shareholder who wants to transfer his shares must give a written notice (the "Transfer Notice") to PICNAL appointing PICNAL as his agent for the sale of the shares. The notice must set out a prescribed price (the "Prescribed Price") as determined on the basis set out in the Articles. Upon receipt of the Transfer Notice, PICNAL will offer the shares to members holding the same class of shares as the shares which are the subject of the Transfer Notice. If no shareholders within that class wish to take up the shares, the shares will be offered to other classes of shareholders. If the shares are not taken up by any PICNAL shareholders, the shares can then be transferred to third parties. The tag along right set out in paragraph 1(d) below will apply to any such sale to a third party.

There are also compulsory transfer provisions requiring a shareholder or his personal representative to serve a Transfer Notice on the occurrence of bankruptcy or death in the case of an individual, or, in the case of a corporate shareholder, liquidation or change of control.

(c) **Drag Along Right**

The drag along right gives certain shareholders the right, if they wish to sell their shares, to drag along (i.e. compel) the other shareholders to sell their shares. If the holders of more than 50 per cent. of the "A" Ordinary Shares in issue intend to sell 50 per cent. or more in aggregate of the "A" Ordinary Shares then in issue, PICNAL, at the election of the selling shareholder, can require the other shareholders to transfer a proportionate number of their shares to the proposed purchaser on completion of such sale. All the shares so transferred to the third party purchaser will be transferred on the same terms (including the form of consideration) and at the highest price paid for the same class of shares to be sold by the selling shareholder to the proposed purchaser.

(d) **Tag Along Right**

The tag along provision in the Articles will apply to any transfer of PICNAL shares other than a permitted transfer described in paragraph 1(a) above. The tag along provision operates so that shares cannot be transferred to a third party unless that third party purchaser has offered to purchase a proportionate number of shares from each other holder at the Prescribed Price.

2 Dividend and Return of Capital and Relationship to Intercreditor Deed/Loan Notes

The "A" Ordinary Shares and the "B" Ordinary Shares rank *pari passu* as regards rights to receive dividends (but see below) and on a return of assets on a liquidation, reduction of capital or otherwise.

For as long as there are any sums outstanding under the Financing Documents and until such time as the Loan Notes are repaid or redeemed, PICNAL shall not declare or make any payment of dividend or other distributions, or make any redemption, reduction or return of capital if and to the extent that such payment is prohibited or restricted by the terms of the Intercreditor Deed.

Any amounts received by the PICNAL Shareholder prior to the date on which the Senior Facilities and the Mezzanine Facility have been paid in full which are not permitted payments under the Intercreditor Deed, must be paid to the Security Agent who will apply such amounts in accordance with the application of payment provisions of the Intercreditor Deed.

No PICNAL Shareholder will enforce any of their rights against PICNAL prior to the date on which the Senior Facilities and the Mezzanine Facility have been paid in full.

3 Voting

Holders of "A" Ordinary Shares and "B" Ordinary Shares are entitled to receive notice of, attend and vote at general meetings.

4 Lead Investor's "Step in" Rights

In certain circumstances, the Lead Investor can assume certain "step-in" rights regarding PICNAL whereby on the occurrence of certain specified events, all the PICNAL Shareholders will be deemed to have voted at a general meeting of PICNAL on resolutions in the same manner as the Lead Investor. These circumstances include breach by PICNAL of the terms of the Financing Documents and its failure to meet certain financial performance targets set out in these documents (each a "Default Event").

In addition, where a Default Event occurs, the Lead Investor may appoint such number of directors to the Board of PICNAL as it deems appropriate.

5 Board Composition

The Lead Investor can appoint two non-executive directors and an observer. Michael Cornish, for as long as he, members of his family to whom he transfers his shares or his family trust continue to hold in aggregate at least 8 per cent. of the "A" Ordinary Shares in issue from time to time (excluding for these purposes the effect of the exercise (if any) of the Warrants), can appoint a non-executive director.

If Montagu considers it necessary in connection with the procuring of New Investors, the New Investors, for as long as they hold in aggregate at least 25 per cent. of the "A" Ordinary Shares, may appoint a non-executive director.

The members of the Board immediately following Completion will be David Williams, Mark Tentori, Michael Cornish, Robert Lang, Phil Goodwin and James Roddis (the latter two being executives of Montagu).

Part B: Particulars of the Loan Notes

There will be two series of loan notes issued by PICNAL: "A" Loan Notes and "B" Loan Notes. The "A" Loan Notes are qualifying corporate bonds and the "B" Loan Notes are non-qualifying corporate bonds. On Completion, the "A" Loan Notes will be issued to the Montagu funds as Lead Investor and certain other investors procured by the Lead Investor (including certain members of the management team) and "B" Loan Notes will be issued to those LINPAC Shareholders who have elected to receive PICNAL Shares and "B" Loan Notes under the Partial Share and Loan Note Alternative.

"B" Loan Notes

The terms of the "B" Loan Notes include the following:

(a) **Form and Status**

The "B" Loan Notes will be issued in denominations and integral multiples of £1 in nominal amount. The Loan Note Instrument will be an unsecured obligation of PICNAL and will not contain any restrictions on borrowing, or the charging of assets.

Under the terms of the Intercreditor Deed, as further described in paragraph (g) below, the "B" Loan Notes are subordinated to the Senior Facilities and the Mezzanine Facility.

(b) **Interest**

(i) Interest will be payable by PICNAL at the rate of 12 per cent. per annum on the principal amount of the "B" Loan Notes. Such interest will accrue and compound daily in arrears. Without prejudice to the continued accrual of the balance of the interest on the Loan Notes (subject to any requirement to deduct tax), interest at the rate of 2 per cent. will be payable by PICNAL on the Business Day immediately following the date upon which the audited accounts for PICNAL for the year to 31 December 2005, have been approved by PICNAL (the "First Interest Payment Date") in respect of the periods from 1 January 2005 to 31 December 2005 (the "First Cash Pay Accrual Period"). Thereafter, interest at 4 per cent. will be payable by PICNAL on each anniversary of the First Interest Payment Date (each, a "Relevant Interest Payment Date") in respect of each subsequent period from 1 January to 31 December (each, a "Relevant Cash Pay Accrual Period").

(ii) If PICNAL fails to pay any amount of principal on its due date for payment or shall fail to pay any amount of interest within 14 days of its due date, interest shall continue to accrue on such unpaid amount from the due date for payment up to the date of actual payment at the rate of 10 per cent. per annum above the base rate of Deutsche Bank.

(iii) The interest which will have accrued and be payable pursuant to the above provision, may, at PICNAL's election, be satisfied in whole or in part by the creation and issue of further notes (the so-called "PIK Notes") in principal amounts equal to the interest accumulated in respect of the First Cash Pay Accrual Period and thereafter, each Relevant Cash Pay Accrual Period, subject to the deduction of tax (if any) at the applicable rate. Any PIK Note shall be issued within two months of the First Interest Payment Date and thereafter, each Relevant Interest Payment Date and will be issued by PICNAL on the same terms as the Loan Note Instrument, save that any such further PIK Notes will not themselves satisfy any further interest which is attributable to interest not having been paid on the due date for payment and shall, subject thereto, rank *pari passu* with each other and all other "B" Loan Notes.

(iv) So long as interest payable on the "B" Loan Notes is required by law to be payable under deduction or withholding of tax, PICNAL will, within 14 days of any interest payment, deliver to the Loan Noteholder a certificate stating the gross amount of such interest payment and the amount of tax deducted or withheld.

(v) The prior written consent of a Loan Noteholder shall be required before the issue of PIK Notes to that Loan Noteholder.

(vi) As described in paragraph (g) below, payment of interest under the Loan Notes is subject to the terms of the Intercreditor Deed.

(c) **Repayment and Redemption**

(i) Any "B" Loan Notes not previously redeemed or purchased under paragraphs (c)(ii) or (d) below will be repaid at par on the date of the first to occur of a disposal or listing of PICNAL or the date falling 132 months after Completion together with accrued interest.

(ii) PICNAL may, with the consent of the Lead Investor, upon giving not less than 30 days' prior notice to the "B" Loan Noteholders, redeem part or all of the "B" Loan Notes at any time at least six months after the date of the Loan Note Instrument. If the "B" Loan Notes are redeemed in part only, PICNAL will redeem a proportionate amount of "B" Loan Notes held by each "B" Loan Noteholder.

(iii) PICNAL may, with the consent of the Lead Investor, at any time purchase the "B" Loan Notes by a tender available to all "B" Loan Noteholders or by private treaty or otherwise at any price agreed between the "B" Loan Noteholders and PICNAL. If PICNAL acquires the "B" Loan Notes pursuant to this provision (other than by private treaty) PICNAL shall acquire a proportionate number of "B" Loan Notes from each "B" Loan Noteholder.

(iv) Subject to the approval of the Lead Investor, any "B" Loan Noteholder may require all or any part (with a minimum nominal value of £1 or any integral multiple thereof) of the principal amount of any "B" Loan Notes registered in his name to be repaid immediately at par, together with accrued interest, upon the occurrence of specified insolvency or similar events.

(v) Notwithstanding any other provisions of the Loan Note Instrument, the "B" Loan Notes cannot be redeemed within six months of the date of issue of the relevant Loan Notes except upon the occurrence of specified insolvency or similar events.

(vi) A "B" Noteholder may elect that repayment of all or any part of his holding of "B" Loan Notes is to be made in US Dollars instead of pounds. Such election by the "B" Loan Noteholder will be irrevocable and the rate of exchange between the US Dollar and pounds for such repayment will be the spot rate obtained by PICNAL from Barclays Bank Plc (being the rate at which pounds may be sold and US Dollars bought) at 11.00 a.m. (London time) on the twentieth Business Day prior to the date of repayment and on which such notice is deemed to expire.

(vii) As described in paragraph (g) below, any ability to redeem, repay or repurchase the Loan Notes is subject to the terms of the Intercreditor Deed.

(d) **Purchase and Cancellation**

"B" Loan Notes shall only be redeemed against surrender of the relevant certificate(s) for cancellation in the case of full redemption and for the enfacement of a memorandum of the amount and date of redemption in the case of partial redemption. All "B" Loan Notes redeemed pursuant to the terms of the "B" Loan Note Instrument will be cancelled and will not be available for reissue.

(e) **Modification**

The provisions of the "B" Loan Note Instrument and the conditions on which the "B" Loan Notes are held may be altered or added to with the consent in writing of PICNAL and an Extraordinary Resolution of the "B" Loan Noteholders.

(f) **Registration, Transfer and Marketability**

The "B" Loan Notes will be evidenced by certificates and will be registered. No application has been or is intended to be made to any stock exchange for the "B" Loan Notes to be listed or otherwise traded thereon. The "B" Loan Notes are transferable in nominal amounts and integral multiples of £1. Any transfer must relate to a minimum amount of £100 or the entire holding of the "B" Loan Noteholder, whichever is the lower, or integral multiples thereof. Following the issue of the "B" Loan Notes to the LINPAC Shareholders, the "B" Loan Notes cannot be sold or transferred to persons in the United States, Canada, Australia or Japan.

(g) **Subordination and the Intercreditor Deed**

The Loan Notes are issued subject to the provisions of the Intercreditor Deed and the provisions of the Intercreditor Deed will override the provisions of the Loan Note Instrument to the extent of any inconsistency. The Intercreditor Deed provides that payments of interest or the principal amount under the Loan Notes are subordinated and rank behind payments to the Senior Lenders and the Mezzanine Lenders. Interest on the Loan Notes is only permitted to be paid in certain specified circumstances, such as where there is excess cash flow in PICNAL and where certain financial ratios and covenants can be satisfied. Any amounts received by the Loan Noteholders prior to the date on which the Senior Facilities and the Mezzanine Facility have been paid in full which are not permitted payments under the Intercreditor Deed, must be paid to the Security Agent who will apply such amounts in accordance with the application of payment provisions of the Intercreditor Deed. No Loan Noteholder will enforce any of their rights against PICNAL prior to the date on which the Senior Facilities and the Mezzanine Facility have been paid in full.

(h) **Governing Law**

The "B" Loan Notes and the instrument constituting the "B" Loan Notes will be governed by and construed in accordance with English Law.

"A" Loan Notes

For all practical purposes, the terms of the "B" Loan Notes apply *mutatis mutandis* to the "A" Loan Notes, except that the "A" Loan Notes are qualifying corporate bonds.

APPENDIX III
ADDITIONAL INFORMATION

1 Responsibility

(a) The Directors of LINPAC, whose names are set out in paragraph 2(a) below, accept responsibility for the information contained in this Offer Document relating to LINPAC and its subsidiaries, themselves and their immediate families and related trusts. To the best of the knowledge of the Directors of LINPAC (who have taken all reasonable care to ensure that such is the case), the information contained in this Offer Document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

(b) The Directors of PICNAL, whose names are set out in paragraph 2(b) below, accept responsibility for all other information contained in this document. To the best of the knowledge of the Directors of PICNAL (who have taken all reasonable care to ensure that such is the case), the information contained in this Offer Document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

2 Directors

(a) The Directors of LINPAC are as follows:

Michael Cornish
David Williams
Mark Tentori
Robert Lang
Harold Paisner
James Puckridge
Andrew Smith

The registered office of LINPAC and the business address of each of the LINPAC Directors is: Evan Cornish House, Windsor Road, Louth, Lincolnshire, LN11 0LX.

(b) The Directors of PICNAL are as follows:

Michael Cornish
David Williams
Mark Tentori
Robert Lang

The registered office of PICNAL is 10 Norwich Street, London EC4 1BD and the business address of each of the PICNAL Directors is Evan Cornish House, Windsor Road, Louth, Lincolnshire, LN11 0LX.

3 Bonus Arrangements

LINPAC has agreed to pay bonuses of approximately £9.9 million to certain directors and employees in the event that the Offer goes unconditional in all respects.

4 Summary of the Investment Agreement

Introduction

The Montagu funds, Montagu Private Equity, HSBC, certain executives of the LINPAC Group (the "Executives"), Michael Cornish and PICNAL have entered into the Investment Agreement which, together with the Articles of PICNAL Limited, will govern the relationship between them. This section describes the provisions of the Investment Agreement relating to the ongoing management of PICNAL that will be relevant to holders of PICNAL Shares.

The Investment Agreement is conditional, among other things, on the Offer becoming or being declared unconditional in all respects within 90 days of the date of this document or such later date as may be agreed between Montagu Private Equity, HSBC and Michael Cornish.

Equity participation in PICNAL

Under the terms and subject to the conditions of the Investment Agreement, immediately following Completion, the Montagu funds, as Lead Investor, will invest up to £160 million in "A" Ordinary Shares and "A" Loan Notes. HSBC will invest approximately £46.3 million by way of a subscription of PICNAL Shares (the "Syndication Shares") and "A" Loan Notes (the "Syndication Loan Notes"), which HSBC will seek to syndicate to other investors following Completion (the "Syndication"). Elections for the Partial Share and Loan Note Alternative may be satisfied using the Syndication Shares and the Syndication Loan Notes. Certain members of the management team, who are due to receive a bonus on the successful completion of the Offer, will use some or all of that bonus to subscribe for shares in PICNAL.

On and subject to the terms and conditions of the Investment Agreement, members of the LINPAC management team will have the opportunity to subscribe for "B" Ordinary Shares in PICNAL which will represent 11.5 per cent. of the issued share capital of PICNAL following Completion.

Up to approximately 4,357,000 "A" Ordinary Shares and £14,995,643 nominal of Loan Notes in aggregate will be made available within a 12 month period following Completion for subscription or acquisition by employees of the PICNAL Group pursuant to an employee share incentive or option plan (the "Employee Offer"). The Employee Offer will be satisfied (i) by the transfer of Syndication Shares and Syndication Loan Notes, (ii) by reducing the commitments of Michael Cornish and the Cornish Trust under the Partial Share and Loan Note Alternative but subject to them taking up their Non-cash Entitlement and (iii) by Michael Cornish, the Cornish Trust and the Investors transferring a proportionate number of PICNAL Shares and Loan Notes held by them, which may have the effect of reducing the Non-cash Entitlements of Michael Cornish and the Cornish Trust.

Board Composition

The relevant provisions in PICNAL's Articles of Association (as described in Part A of Appendix II to this document) regarding the composition of the Board of PICNAL are also contained in the Investment Agreement.

Matters requiring consent of Montagu Private Equity

The Investment Agreement sets out various reserved matters that cannot be effected or proposed by PICNAL without the consent of Montagu Private Equity. These matters include but are not limited (i) any change to PICNAL's Memorandum and Articles; (ii) any change to the share capital of PICNAL; (iii) the reduction of any share capital; (iv) the acquisition or disposal of material assets; (v) the cessation or any material change to the nature or geographical area of any business operation of the PICNAL Group; (vi) the adoption of or any amendment to the business plan adopted by the PICNAL Group pursuant to the Investment Agreement; (vii) the conduct of any material litigation (viii) any disposal or flotation of PICNAL; and (ix) the obtaining of any additional finance in addition to the finance provided under the Senior Facility Agreement.

Lead Investor's "Step-in" Rights

The relevant provisions in PICNAL's Articles of Association relating to the Lead Investor's "Step-in" Rights (as described in Part A of Appendix II to this document) are also contained in the Investment Agreement.

Restrictive Covenants

Under the Investment Agreement, Michael Cornish and the Executives have agreed to certain restrictive covenants preventing them from competing with PICNAL and soliciting its employees or customers. These restrictions apply in the case of Michael Cornish for a period of 36 months from the date when he ceases to be an employee, director or consultant to the PICNAL Group and, in the case of the Executives, for a period of 24 months from the date when he ceases to be an employee or director.

Warranties

PICNAL and each of the Executives have given certain warranties to the Investors under the Investment Agreement. PICNAL's total amount of the liability for damages for breach of the warranties shall be limited to £209,700,000 together with the costs of recovery of any such damages. The Executives are liable for certain amounts specified in the Investment Agreement.

Good Leaver/Bad Leaver Provisions

The Investment Agreement contains good and bad Leaver provisions regarding the compulsory transfer of shares which are held by an employee or director when he or she leaves PICNAL (a "Leaver"). The Investment Agreement provides that the shares of a Leaver may either be offered to any existing or prospective new employee or be held on trust for any new employee or alternatively transferred in accordance with the transfer provisions in the Articles.

The provisions distinguish between Leavers who are "good", "bad" and "very bad":

(i) A good Leaver must sell all his "A" Ordinary Shares at the higher of cost and market value and his "B" Ordinary Shares in accordance with a sliding scale set out in the Investment Agreement. A good leaver is someone who is not a bad leaver or a very bad leaver. These provisions will not apply to the "A" Ordinary Shares held by David Williams or his family members if he becomes a good Leaver;

(ii) A bad Leaver must sell all his shares at the lower of cost and market value. A bad Leaver is someone who, among other things, resigns for reasons other than ill health, whose termination of employment is not due to unfair or wrongful dismissal by PICNAL, who breaches his service contract/the Investment Agreement by soliciting customers of LINPAC or who dies as a result of alcohol or drug abuse.

(iii) A very bad Leaver must sell all his "A" Ordinary Shares at the lower of cost and market value and his "B" Ordinary Shares for an aggregate price of £0.01. A very bad leaver is someone who is summarily dismissed for, among other things, committing fraud, fraudulent misrepresentation or theft .

A Leaver (whether a good Leaver, bad Leaver or very bad Leaver) who retains any shares in PICNAL shall vote in the same manner as the Lead Investor.

5 Financing Arrangements

Banking Facilities

PICNAL has obtained the following banking facilities:

(i) £530,000,000 provided pursuant to a Senior Facilities Agreement, which comprises the following tranches:

- Tranche A - £220,000,000 seven-year amortising Senior Term Loan A Facility - semi-annual repayments, with the first repayment due in June 2004;
- Tranche B - £115,000,000 eight-year Senior Term Loan B Facility - repayment in full on final maturity;
- Tranche C - £115,000,000 nine-year Senior Term Loan C Facility - repayment in full on final maturity; and
- Working Capital Facility - £80,000,000 seven-year Multi-currency Revolving Working Capital Facility - to be repaid on the final day of each interest period; and

(ii) £145,000,000 is provided by way of a Mezzanine Facility pursuant to a Mezzanine Facility Agreement. This facility is to be repaid 120 months following the date of signing of the Mezzanine Facility Agreement.

Tranches A, B, C and the Mezzanine Facility are to be used by DebtCo (who will on-lend to PICNAL) to finance the Offer, to pay fees and expenses in relation to the Offer and to refinance existing indebtedness of the

LINPAC Group at the closing of the Offer. The Working Capital Facility can only be used in the event that Tranches A, B and C are drawn in full on Completion but only up to £10 million of the Working Capital Facility can be used on the Closing Date (as defined in the Senior Facilities Agreement).

The interest rate payable in respect of each of the Senior Facilities is the aggregate per annum of the applicable margin (being 2.25 per cent. per annum for Tranche A and the Working Capital Facility, 2.75 per cent. per annum for Tranche B, 3.25 per cent. per annum for Tranche C, the relevant LIBOR/EURIBOR and any cost of complying with any applicable reserve requirements. The interest rate in respect of Tranche A and the Working Capital Facility may be increased or decreased in accordance with a specified margin ratchet formula, in the event that certain financial ratios are met.

The Mezzanine Facility Agreement provides for an A Facility and a B Facility. The interest rate payable in respect of the A Facility is the aggregate per annum of the applicable margin (being 4.00 per cent. per annum in cash and a 4.00 per cent. PIK element), the relevant LIBOR/EURIBOR and any cost of complying with any applicable reserve requirements. The interest rate payable in respect of the B Facility is the aggregate per annum of the applicable margin (being 4.00 per cent. per annum in cash and a 7.00 per cent. PIK element), the relevant LIBOR/EURIBOR and any cost of complying with any applicable reserve requirements.

The lenders under the A Facility of the Mezzanine Facility Agreement have the opportunity to subscribe for warrants relating to a portion of the "A" ordinary share capital of PICNAL.

Guarantees are to be provided by PICNAL, DebtCo, each Borrower and each material member of the PICNAL Group (as determined both prior to, and following, Completion) (subject to legal restrictions) (each, an "Obligor"). To the extent legally possible, security is to be granted over the shares of each Obligor (except PICNAL) and all or substantially all of the assets of each Obligor. Security will be first ranking in favour of the Senior Lenders and second ranking in favour of the Mezzanine Lenders.

Intercreditor Deed

The Intercreditor Deed governs the relationship between the banks and financial institutions providing the Senior Facilities (which include interest rate hedging facilities) and the Mezzanine Facility, HSBC, the Mezzanine Loan Note Holders, the PICNAL Shareholders and Loan Noteholders (which include the LINPAC Shareholders who elect to receive PICNAL Shares and "B" Loan Notes under the Partial Share and Loan Note Alternative and certain of the Investors).

The key provisions relating to the PICNAL Shareholders and Loan Noteholders provide that dividend payments on the PICNAL Shares and payments under the Loan Notes are subordinated and rank behind payments to the Senior Lenders and the Mezzanine Lenders. Dividends on the PICNAL Shares and interest on the Loan Notes are only permitted to be paid in certain specified circumstances, such as where there is excess cash flow in PICNAL and where certain financial ratios and covenants can be satisfied. Any amounts received by the PICNAL Shareholders or the Loan Noteholders prior to the date on which the Senior Facilities and Mezzanine Facilities have been paid in full, which are not permitted payments under the Intercreditor Deed, must be paid to the Security Agent who will apply such amounts in accordance with the application of payment provisions of the deed. The PICNAL Shareholders and the Loan Noteholders cannot declare any amounts owing to them due and payable prior to their stated maturity nor take any enforcement action in respect of any event of default or any of their rights prior to the date on which the Senior Facilities and the Mezzanine Facility have been paid in full.

The Intercreditor Deed also regulates the priorities as between the Senior Lenders and the Mezzanine Lenders.

6 Cash Confirmation

HSBC is satisfied that sufficient resources are available to PICNAL to satisfy full acceptance of the Offer, together with payment of the costs outlined in paragraph 17 of HSBC's letter in Part 2 of this document.

This cash confirmation shall not impose any obligation on HSBC which is additional to that which would be imposed under Rule 24.7 of the City Code on Takeovers and Mergers were the Offer subject to that Code.

7 **Other Information**

(i) HSBC, which is regulated by the Financial Services Authority, has given and has not withdrawn its written consent to the issue of this document with the inclusion herein of its name and references thereto in the form and context in which they appear.

(ii) Deloitte & Touche Corporate Finance has given and has not withdrawn its written consent to the issue of this document with the inclusion herein of its name and references thereto in the form and context in which they appear.

8 **Display Documents**

Copies of the following documents will be available for inspection at the offices of Linklaters, One Silk Street, London EC2Y 8HQ during usual business hours on any business day while the Offer remains open for acceptance:

(i) the Memorandum and Articles of Association of PICNAL;

(ii) the Loan Note Instrument for the "A" Loan Notes and for the "B" Loan Notes;

(iii) the Report and Accounts of LINPAC for the year ended 31 December 2002;

(iv) the irrevocable undertakings given in respect of the Offer;

(v) the written consents referred to in paragraph 7 above; and

(vi) this document and the Form(s) of Acceptance.

20 June 2003

DEFINITIONS

In this document, the following definitions apply, unless the context requires otherwise:

"A" Loan Notes	the Series "A" Loan Notes issued by PICNAL, particulars of which are set out in Part B of Appendix II to this document
Additional Election	an election by LINPAC Shareholders to receive further PICNAL Shares and "B" Loan Notes under the Partial Share and Loan Note Alternative in excess of their Non-cash Entitlement
BLP	Berwin Leighton Paisner, of Adelaide House, London Bridge, London EC4R 9HA, Solicitors to LINPAC
BLUE Form of Acceptance	the Form of Acceptance in relation to LINPAC Preference Shares
"B" Loan Notes	the Series "B" Loan Notes issued by PICNAL, particulars of which are set out in Part B of Appendix II to this document
"B" Ordinary Shares	"B" Ordinary Shares of £0.001 each in PICNAL
Board of PICNAL	the Board of Directors of PICNAL, comprising, at the time the Offer is made, those persons whose names are set out in paragraph 2(b) of Appendix III to this document
Board of LINPAC	the Board of Directors of LINPAC
business day or Business Day	a day which is not a Saturday, a Sunday or a public holiday in London
Companies Act	the Companies Act 1985, as amended
Completion	completion of the Offer
Cornish Trust	the H E Cornish Settlement, the trustees of which are Michael Cornish and Harold Paisner
DebtCo	Hackremco (No. 2045) Limited, (registered no. 4707146) having its registered office at One Silk Street, London EC2Y 8HQ
Deloitte & Touche Corporate Finance	Deloitte & Touche Corporate Finance of Stonecutter Court, 1 Stonecutter Street, London EC4A 4TR
Deutsche Bank	Deutsche Bank AG London
Directors of LINPAC	the members of the Board of LINPAC, whose names are set out in paragraph 2(a) of Appendix III to this document
Election	an election to take up the Partial Share and Loan Note Alternative
Financing Documents	the Senior Facility Agreement, the Mezzanine Facility Agreement, the Intercreditor Deed and any documents contemplated by those agreements
Form(s) of Acceptance	either the BLUE Form of Acceptance or the WHITE Form of Acceptance accompanying this Offer Document
HSBC	HSBC Bank plc
Intercreditor Deed	the intercreditor deed between, *inter alia*, PICNAL, DebtCo, Deutsche Bank, the Montagu funds, HSBC, the Mezzanine

	Loan Noteholders and certain holders of PICNAL Shares and/or the Loan Notes
Investment Agreement	the agreement between the Investor, certain managers of LINPAC, PICNAL, Montagu Private Equity, HSBC and Michael Cornish dated on or around the date of this document
Investors	the Lead Investor and the New Investors and any person to whom they may transfer their shares in accordance with the terms of the Investment Agreement and the PICNAL Articles of Association
Lead Investor	the Montagu funds (as defined below)
LINPAC	LINPAC Group Limited
LINPAC Group or the Group or Group Companies	LINPAC and its subsidiaries and "Group Company" means any one of them
LINPAC Ordinary Shares	the existing unconditionally allotted or issued and fully paid ordinary shares of £1 each in the capital of LINPAC and any further such shares which are unconditionally allotted or issued prior to the date on which the Offer closes (or such earlier date or dates, not being earlier than the date on which the Offer becomes unconditional as to acceptances or, if later, as PICNAL may decide)
LINPAC Preference Shares	the existing unconditionally allotted or issued and fully paid preference shares of £1 each in the capital of LINPAC and any further such shares which are unconditionally allotted or issued prior to the date on which the Offer closes (or such earlier date or dates, not being earlier than the date on which the Offer becomes unconditional as to acceptances or, if later, as PICNAL may decide)
LINPAC Share(s)	LINPAC Ordinary Share(s) and LINPAC Preference Share(s)
LINPAC Shareholders or Shareholders	the holders of LINPAC Shares
Loan Note Instrument	the instrument constituting the "A" Loan Notes and/or the instrument constituting the "B" Loan Notes as the context requires
Loan Noteholders	holders of Loan Notes
Loan Notes	the "A" Loan Notes and/or the "B" Loan Notes of PICNAL, as the context requires
Merger Regulation	Council Regulation (EC) 4064/89 (as amended)
Mezzanine Facility Agreement	the mezzanine facility agreement dated on or around the date of this document between, *inter alia*, Deutsche Bank AG London, PICNAL and Debt Co and the "Mezzanine Facility" is the facility made available pursuant to this agreement
Mezzanine Lenders	the lenders pursuant to the Mezzanine Facility Agreement (and, where applicable, Deutsche Bank as agent and mandated lead arranger)
Montagu, Montagu Private Equity or MPE	Montagu Private Equity Limited
Montagu funds	the funds managed or advised by Montagu Private Equity that

	invest in PICNAL
New Investors	such persons whom the Lead Investor may procure to subscribe for PICNAL Shares and "A" Loan Notes in accordance with the terms of the Investment Agreement and which may include HSBC
Non-cash Entitlement	the right of LINPAC Shareholders to elect, under the Partial Share and Loan Note Alternative, to take up PICNAL Shares and "B" Loan Notes in respect of 18.5 per cent. (but not less) of their entire holding of LINPAC Shares, as described more particularly in paragraph 3 of Part 2 of this document
Offer	the recommended offer being made by HSBC on behalf of PICNAL to acquire all of the LINPAC Shares on the terms and subject to the conditions set out in this document
Offer Document	this document
Overseas LINPAC Shareholder	LINPAC Shareholders who are resident in, or nationals or citizens of, jurisdictions outside the UK or who are nominees of, or custodians or trustees for, citizens or nationals of countries other than the UK
Partial Share and Loan Note Alternative	the alternative whereby LINPAC Shareholders who validly accept the Offer may elect to receive PICNAL Shares and "B" Loan Notes as described in paragraph 3 of Part 2 of this document
PICNAL or the Company	PICNAL Limited
PICNAL Group	PICNAL Limited, its subsidiaries and associated undertakings
PICNAL Shares or "A" Ordinary Shares	the "A" Ordinary Shares of £0.001 each in PICNAL
PICNAL Shareholders	the Investors and the LINPAC Shareholders who elect to receive PICNAL Shares and Loan Notes under the Partial Share and Loan Note Alternative
PIK Notes	further loan notes which may be issued under the terms of the Loan Notes
pounds or £	UK pounds sterling (and references to "pence" shall be construed accordingly)
Promoplast SA	Société Castelbriantaise de Plastiques
SDRT	stamp duty reserve tax
SEC	The US Securities and Exchange Commission
Security Agent	Deutsche Bank in its capacity as security agent for the Senior Lenders and the Mezzanine Lenders
Senior Facilities Agreement	the senior facilities agreement dated on or around the date of this document between, *inter alia*, Deutsche Bank, PICNAL and DebtCo and the "Senior Facilities" are the facilities made available pursuant to this agreement
Senior Lenders	the lenders pursuant to the Senior Facilities Agreement (and, where applicable, Deutsche Bank as agent, mandated lead arranger and the hedge providers)

subsidiary, subsidiary undertaking	shall be construed in accordance with the Companies Act (but for this purpose ignoring paragraph 20(i)(b) of Schedule 4A of the Companies Act)
Syndication Loan Notes	up to £46,286,552 nominal of "A" Loan Notes subscribed for by New Investors pursuant to the Investment Agreement
Syndication Shares	up to 13,447,817 "A" Ordinary Shares subscribed for by New Investors pursuant to the Investment Agreement
Tax Clearances	clearances from the Inland Revenue which are considered by Michael Cornish acting reasonably to be satisfactory in response to the applications for clearance made under Section 138 Taxation of Chargeable Gains Act 1992 and Section 707 Income and Corporation Taxes Act 1988. Further details are contained in paragraph 14 of the letter from HSBC at Part 2 of this document.
Total Equity Consideration	approximately 37.76 million PICNAL Shares and "B" Loan Notes with a nominal value of approximately £129.96 million, being the maximum number that LINPAC Shareholders may elect to receive under the Partial Share and Loan Note Alternative which represents approximately 37.8 per cent. of the issued share capital of PICNAL, which will be in issue following the Offer becoming unconditional in all respects
Transaction	the acquisition of control of LINPAC by PICNAL
United Kingdom or UK	the United Kingdom of Great Britain and Northern Ireland
United States or US	the United States of America, its territories and possessions, any State of the United States of America and the District of Columbia
US Person	has the meaning set forth in Rule 902 of Regulation S of the US Securities Act
US Securities Act	the US Securities Act of 1933, as amended
Warrants	warrants to subscribe for "A" Ordinary Shares pursuant to the relevant warrant instrument dated on or around the date of Completion
WHITE Form of Acceptance	the Form of Acceptance in relation to LINPAC Ordinary Shares
Working Capital Facility	the working capital facility described in paragraph 5 of Appendix III to this document

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. It should be read in conjunction with the accompanying Offer Document dated 20 June 2003. If you are in any doubt about the action you should take, you are recommended to seek your own financial advice from your stockbroker, bank manager, solicitor, accountant, independent financial adviser, professional adviser authorised under the Financial Services and Markets Act 2000 or other appropriately authorised professional adviser.

This Form of Acceptance should be read in conjunction with the accompanying Offer Document dated 20 June 2003. Unless the context otherwise requires, the definitions contained in the Offer Document also apply in this Form of Acceptance.

If you have sold or otherwise transferred all of your LINPAC Ordinary Shares, please forward this document, the accompanying Offer Document and reply-paid envelope as soon as possible to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee. However, such documents should not be forwarded in or into Canada, Australia, Japan or into any other jurisdiction if to do so would constitute a violation of the relevant laws in such jurisdiction. This document should be read in conjunction with the Offer Document.

HSBC Bank plc, which is regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Montagu Private Equity and PICNAL and for no one else in connection with the Offer and will not be responsible to anyone other than Montagu Private Equity and PICNAL for providing the protections afforded to clients of HSBC Bank plc nor for providing advice in relation to the Offer or any other matter referred to in this document or the offer document. PICNAL, and not HSBC Bank plc, is making the Offer in the United States.

Deloitte & Touche Corporate Finance is a division of Deloitte & Touche, which is authorised and regulated in the United Kingdom by the Financial Services Authority in respect of regulated activities. Deloitte & Touche Corporate Finance is acting exclusively for LINPAC and for no one else in connection with the Offer and will not be responsible to anyone other than LINPAC for providing the protections afforded to clients of Deloitte & Touche Corporate Finance nor for providing advice in relation to the Offer or any other matter referred to in this document or the offer document. Deloitte & Touche can be contacted at its principal office: Stonecutter Court, 1 Stonecutter Street, London EC4 4TR.

FORM OF ACCEPTANCE AND AUTHORITY

Recommended Offer
by
HSBC Bank plc
on behalf of
PICNAL Limited
to acquire the entire issued share capital of
LINPAC Group Limited

Acceptances of the Offer should be received by no later than 3.00 p.m. (London time) on 8 July 2003

ACTION TO BE TAKEN TO ACCEPT THE OFFER

- To accept the Offer in respect of your LINPAC Ordinary Shares, you must complete this Form of Acceptance on page 3 by following the instructions set out on pages 2, 3 and 4. In particular, please sign Box 3 on page 3 of this Form of Acceptance in the presence of an independent witness who must also sign in that Box and state his or her name and address.
- Return the duly completed and signed Form of Acceptance, accompanied by your share certificate(s) and/or other document(s) of title by hand (during normal business hours only) or by post (for which purpose a reply-paid addressed envelope, for use in the UK only, is enclosed) to Berwin Leighton Paisner (Reference: PROB/JONC), at Adelaide House, London Bridge, London EC4R 9HA as soon as possible, and in any event, so as to be received by no later than 3.00 p.m. (London time), on 8 July 2003. No acknowledgement of receipt of documents will be given.
- If any of your share certificate(s) and/or other document(s) of title are held by your bank, stockbroker or other agent, you should nevertheless complete, sign and return this Form of Acceptance as stated above, together with your share certificate(s) and/or other document(s) of title that you may have available, accompanied by a letter stating that the balance will follow, and your outstanding share certificate(s) and/or other document(s) of title should then be lodged as soon as possible thereafter, as stated above.
- If your share certificate(s) and/or other documents of title are lost, please refer to note 6 on page 4 of this Form of Acceptance.
- Do not detach any part of this Form of Acceptance.
- Please see the notes on page 4 of this Form of Acceptance for more detailed instructions.
- **If, having decided upon what action you are to take, you have any questions as to how to complete this Form of Acceptance, please contact Peter Robinson or Jonathan Cane of BLP by telephoning 020 7760 1000**

HOW TO COMPLETE THIS FORM OF ACCEPTANCE

Please make sure your acceptance is received by not later than 3.00 p.m. (London time) on 8 July 2003.

The provisions of Parts B and C of Appendix 1 to the Offer Document are deemed to be incorporated in and form part of this Form of Acceptance.

1	**TO ACCEPT THE OFFER** To accept the Offer in respect of all your LINPAC Ordinary Shares, you will need to tick Box 1. You should tick this box regardless of whether you want to receive only cash consideration in respect of your holding of LINPAC Ordinary Shares or if you also want to elect to receive the Partial Share and Loan Note Alternative (in which case, you should tick this box and one of the boxes in Section 2).	You must also sign Box 3 in accordance with the instructions set out below, which will constitute your acceptance of the Offer, and complete Box 4.	**COMPLETE HERE ➡**
2	**THE PARTIAL SHARE AND LOAN NOTE ALTERNATIVE** Under the Partial Share and Loan Note Alternative, you are entitled to receive 18.5 per cent. (but not less) of your holding of LINPAC Ordinary Shares in the form of PICNAL Shares and Loan Notes. If you wish to receive your Non-cash Entitlement in respect of 18.5 per cent. of your total holding of LINPAC Ordinary Shares, you should tick Box 2A. Please note that 18.5 per cent. is the minimum amount in respect of which an election can be made. The Non-cash Entitlement is, however, subject to the overall cap of £130 million on the Total Equity Consideration as described in paragraph 3 of Part 2 of the Offer Document. If you wish to elect to receive more PICNAL Shares and Loan Notes than comprised in your Non-cash Entitlement, please insert in Box 2B the total percentage of your shareholding in respect of which you wish to make an election under the Partial Share and Loan Note Alternative.	You should only fill in one box in Section 2. If you fill in more than one box in Section 2, you will be deemed to have filled in Box 2A and have elected to receive your Non-cash Entitlement only. If a percentage holding of less than 18.5 per cent. is inserted in Box 2B, you will be deemed to have elected to receive your Non-cash Entitlement.	**COMPLETE HERE ➡**
3	**SIGNATURES** To accept the Offer, you must sign Box 3 regardless of which other Boxes you complete. In the case of a joint holding, ALL joint holders must sign. Each individual registered holder must sign Box 3 in the presence of an independent witness who must also sign Box 3 where indicated. If these instructions are not followed, this Form of Acceptance will be invalid. The witness must be over 18 years of age and should not be another joint holder signing the Form of Acceptance or your spouse or member of your immediate family. The same witness may witness the signature of each joint holder. The witness should also print his/her name where indicated.	A corporation incorporated in England and Wales may execute this Form of Acceptance under its common seal, which should be affixed and witnessed in accordance with its Articles of Association or other regulations. Alternatively, a company to which S.36A of the Companies Act 1985 applies may execute the Form of Acceptance by a director and the company secretary or by two directors of the company signing the Form of Acceptance and inserting the name of the company. Each such person signing the Form of Acceptance for a company should state the office which he/she holds.	If the Form of Acceptance is not signed by the registered holder(s), insert the name(s) and capacity (e.g. attorney or executor(s)) of the person(s) signing the Form of Acceptance. Any person making an acceptance on behalf of a registered holder should also deliver evidence of his/her authority in accordance with the notes on page 4. **SIGN HERE ➡**
4	**FULL NAME(S) AND ADDRESS(ES)** Complete Box 4 with the full name and address of the sole or first-named registered holder together with the names of all other joint holders (if any) in BLOCK CAPITALS. This is the address to which your consideration and/or other documents will be sent.		**COMPLETE HERE ➡**

PLEASE COMPLETE THIS FORM OF ACCEPTANCE IN ACCORDANCE WITH THE INSTRUCTIONS SET OUT ON PAGES 2 AND 4 IN BLOCK CAPITALS.

TO ACCEPT THE OFFER: Complete Section 1, Box 3, Box 4 (and, if appropriate, Section 2) and sign Box 3 in the presence of an independent witness.

1

TO ACCEPT THE OFFER

Please tick Box [1] if you wish to accept the Offer in respect of all your Ordinary Shares.

Box [1]

2

PARTIAL SHARE AND LOAN NOTE ALTERNATIVE

Box [2A]

Your Non-cash Entitlement is in respect of 18.5 per cent. of your holding of Ordinary Shares. If you wish to receive your Non-cash Entitlement, tick box [2A].

or

If you wish to make an Additional Election, i.e. if you wish to receive more than your Non-cash Entitlement, please insert in Box [2B] the total percentage of your holding of Ordinary Shares in respect of which you wish to elect for the Partial Share and Loan Note Alternative.

[2A]

[2B]

Insert percentage shareholding greater than 18.5 per cent.

If you fill in more than one box in this Section 2, you will be deemed to have filled in Box [2A] and have elected to receive your Non-cash Entitlement only. If you insert a percentage shareholding less than 18.5 per cent. in Box [2B], you will be deemed to have elected to receive your Non-cash Entitlement.

NB: Please note that 18.5 per cent. is the minimum amount in respect of which an election can be made. The Non-cash Entitlement is, however, subject to the overall cap of £130 million on the Total Equity Consideration as described in paragraph 3 of Part 2 of the Offer Document.

3

SIGN HERE TO ACCEPT THE OFFER **Box [3]**

Execution by individuals

Signed as a deed by each registered holder:

Witnessed by (the witness must be a person who is over 18 years of age and not another joint holder. The same witness may witness on behalf of all or any registered holders):

Registered holder	Witness		
1. ______	1.	Name ______ Signature ______	Address ______
2. ______	2.	Name ______ Signature ______	Address ______
3. ______	3.	Name ______ Signature ______	Address ______
4. ______	4.	Name ______ Signature ______	Address ______

Important: Each registered holder who is an individual must sign in the presence of an independent witness (over 18 years of age) who must also sign and print his or her name and address where indicated. In the case of joint-registered holders, **all** must sign.

Execution by a company

* Executed as a deed by/under the common seal of the company named on the right hand side:
* in the presence of/acting by:

Name of company

Signature of director — Name of director — Affix seal here (if applicable)

Signature of director/secretary — *Name of director/secretary

*delete as appropriate

4

FULL NAME(S) AND ADDRESS(ES) OF REGISTERED HOLDERS **Box [4]**

Daytime telephone number for queries

ADDITIONAL NOTES REGARDING THE COMPLETION OF THIS FORM OF ACCEPTANCE

In order to be effective, this Form of Acceptance must, except as mentioned below, be signed by the registered holder or, in the case of joint holders, by ALL the joint holders or under a power of attorney. Each individual signature must be independently witnessed. A body corporate may execute this Form of Acceptance under its common seal, the seal being affixed and witnessed in accordance with its Articles of Association or other regulations. Alternatively, a company to which s.36A Companies Act 1985 applies may execute this Form of Acceptance by a director and the company secretary or by two directors signing the Form of Acceptance and inserting the name of the company. Each such person signing this Form of Acceptance for a company should state the office which he/she holds.

In order to avoid inconvenience and delay, the following points may assist you:

1. **If a holder is away from home (e.g. abroad or on holiday)**
   Send this Form of Acceptance and the Offer Document by the quickest means (e.g. air mail) to the holder (but not in or into Canada, Australia or Japan) for execution or, if he/she has executed a power of attorney, the attorney should sign the Form of Acceptance in the presence of a witness who must also sign this Form of Acceptance. In the latter case, the original power of attorney (or a copy thereof duly certified in accordance with the Powers of Attorney Act 1971 by, for example, a solicitor) must be lodged with this Form of Acceptance (see 7 below). No other signatures are acceptable.

2. **If you have sold all your LINPAC Ordinary Shares**
   If you have sold or transferred all your LINPAC Ordinary Shares, you should send this Form of Acceptance at once, together with the accompanying Offer Document and reply-paid envelope to the purchaser or transferee, or any agent through whom you made the sale or transfer, for delivery to the purchaser or transferee (but not in or into Canada, Australia or Japan).

3. **If the sole holder has died**
   If a grant of probate or letters of administration has/have been lodged with BLP, this Form of Acceptance must be signed by the personal representative(s) of the deceased holder, each in the presence of an independent witness who must also sign this Form of Acceptance, and return it to BLP at the address given on the cover page. If a grant of probate or letters of administration has/have not been lodged with BLP, the personal representative(s) or the prospective personal representative(s) should sign this Form of Acceptance, each in the presence of an independent witness, and return it with the share certificate(s) or other document(s) of title to BLP at the address given on the cover page. However, the grant of probate or letters of administration must be lodged with BLP before the consideration due under the Offer can be forwarded to the personal representative(s).

4. **If one of joint-registered holders has died**
   This Form of Acceptance must be signed by all surviving holders in the presence of an independent witness and lodged with BLP in the manner set out in this document with the share certificate(s) (and/or other document(s) of title) and accompanied, in all cases, by the death certificate, and the grant of probate or letters of administration in respect of the deceased holder. These documents will be returned as directed.

5. **If your LINPAC Ordinary Share(s) is/are held by your bank, stockbroker or some other agent**
   (i) If your share certificate(s) and/or other document(s) of title is/are not readily available (but is/are held by your bank, stockbroker or other agent), the completed Form of Acceptance should be lodged with BLP in the manner set out in this document together with a note saying e.g. "certificates to follow" and you should arrange for the share certificate(s) and/or other document(s) of title to be forwarded by your bank, stockbroker or other agent as soon as possible thereafter.

   (ii) If your share certificate(s) and/or other document(s) of title is/are with your stockbroker, bank or other agent and are readily available, you should complete this Form of Acceptance and arrange for this Form of Acceptance to be lodged by such agent with BLP at the address given on the cover page of this Form of Acceptance, accompanied by the share certificate(s) and/or other document(s) of title.

6. **If you have lost any of your share certificate(s)**
   The completed Form of Acceptance, and any share certificate(s) which you may have available, should be lodged with BLP in the manner set out in this document accompanied by a letter stating that you have lost one or more of your share certificates. At the same time, you should write to BLP requesting that a letter of indemnity be sent to you which, when completed in accordance with the instructions given, should be returned by post or by hand (during usual business hours only) to BLP at the address given on the cover page.

7. **If the Form of Acceptance has been signed under power of attorney**
   The completed Form of Acceptance together with the share certificate(s) and/or other document(s) of title should be lodged with BLP in the manner set out in this document accompanied by the original power of attorney (or a copy thereof duly certified in accordance with the Powers of Attorney Act 1971 by, for example, a solicitor). The power of attorney will be duly noted by BLP and returned as directed.

8. **If your name or other particulars are shown incorrectly on the share certificate**
   Incorrect name, e.g.:

   Name on the share certificate(s) .... Richard Davis

   Correct name .... Richard Davies

   The Form of Acceptance should be completed in your correct name and lodged with BLP in the manner set out in this document with your share certificate(s) and accompanied by a letter from your bank, stockbroker or solicitor confirming that the person in whose name LINPAC Ordinary Shares are registered is one and the same as the person who has signed the Form of Acceptance. If an incorrect address is shown, the correct address should be written on this Form of Acceptance. If you have changed your name, lodge your marriage certificate or deed poll or, in the case of a company, a copy of the certificate of incorporation on change of name with this for noting. The documents will be returned as directed.

   The consideration due to you under the Offer cannot be sent to you until all relevant documents have been properly completed and lodged with BLP in the manner set out in this document. Notwithstanding that no share certificate(s) and/or other document(s) of title is/are delivered with this Form of Acceptance, the Form of Acceptance, if otherwise valid and if accompanied by an appropriate endorsement or certification to the effect that the LINPAC Ordinary Shares referred to therein are available for acceptance, and signed on behalf of Richard Fensome, LINPAC Company Secretary, Evan Cornish House, Windsor Road, Louth, Lincolnshire LN11 0LX, will be treated as valid for all purposes.

9. **If you are not resident in the United Kingdom**
   The attention of LINPAC Ordinary Shareholders not resident in the United Kingdom is drawn in particular to paragraph 3 of Part B of Appendix I to the Offer Document.

10. **Appointment as attorney**
    The execution of this Form of Acceptance in Box 3 constitutes the irrevocable appointment of any director or employee of PICNAL to act as the attorney and agent of the LINPAC Ordinary Shareholder and an irrevocable instruction to such director or employee to complete, execute and deliver any documents necessary to effect the Offer (including any stock transfer forms to effect the transfer of the LINPAC Ordinary Shares as further described in Part C of Appendix 1 to the Offer Document) and to do all such other acts or things as may, in the opinion of PICNAL, be necessary or expedient for the purposes of, or in connection with, the acceptance of the Offer.

11. Execution of this Form of Acceptance constitutes an acknowledgement that the terms and conditions of the Offer shall be deemed to be incorporated in and form part of this Form of Acceptance, which shall be read and construed accordingly.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. It should be read in conjunction with the accompanying Offer Document dated 20 June 2003. *If you are in any doubt about the action you should take, you are recommended to seek your own financial advice from your stockbroker, bank manager, solicitor, accountant, independent financial adviser, professional adviser authorised under the Financial Services and Markets Act 2000 or other appropriately authorised professional adviser.*

This Form of Acceptance should be read in conjunction with the accompanying Offer Document dated 20 June 2003. Unless the context otherwise requires, the definitions contained in the Offer Document also apply in this Form of Acceptance.

If you have sold or otherwise transferred all of your LINPAC Preference Shares, please forward this document, the accompanying Offer Document and reply-paid envelope as soon as possible to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee. However, such documents should not be forwarded in or into Canada, Australia, Japan or into any other jurisdiction if to do so would constitute a violation of the relevant laws in such jurisdiction. This document should be read in conjunction with the Offer Document.

HSBC Bank plc, which is regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Montagu Private Equity and PICNAL and for no one else in connection with the Offer and will not be responsible to anyone other than Montagu Private Equity and PICNAL for providing the protections afforded to clients of HSBC Bank plc nor for providing advice in relation to the Offer or any other matter referred to in this document or the offer document. PICNAL, and not HSBC Bank plc, is making the Offer in the United States.

Deloitte & Touche Corporate Finance is a division of Deloitte & Touche, which is authorised and regulated in the United Kingdom by the Financial Services Authority in respect of regulated activities. Deloitte & Touche Corporate Finance is acting exclusively for LINPAC and for no one else in connection with the Offer and will not be responsible to anyone other than LINPAC for providing the protections afforded to clients of Deloitte & Touche Corporate Finance nor for providing advice in relation to the Offer or any other matter referred to in this document or the offer document. Deloitte & Touche can be contacted at its principal office: Stonecutter Court, 1 Stonecutter Street, London EC4 4TR.

FORM OF ACCEPTANCE AND AUTHORITY

Recommended Offer
by
HSBC Bank plc
on behalf of
PICNAL Limited
to acquire the entire issued share capital of
LINPAC Group Limited

Acceptances of the Offer should be received by no later than 3.00 p.m. (London time) on 8 July 2003

ACTION TO BE TAKEN TO ACCEPT THE OFFER

- To accept the Offer in respect of your LINPAC Preference Shares, you must complete this Form of Acceptance on page 3 by following the instructions set out on pages 2, 3 and 4. In particular, please sign Box 3 on page 3 of this Form of Acceptance in the presence of an independent witness who must also sign in that Box and state his or her name and address.
- Return the duly completed and signed Form of Acceptance, accompanied by your share certificate(s) and/or other document(s) of title by hand (during normal business hours only) or by post (for which purpose a reply-paid addressed envelope, for use in the UK only, is enclosed) to Berwin Leighton Paisner (Reference: PROB/JONC), at Adelaide House, London Bridge, London EC4R 9HA as soon as possible, and in any event, so as to be received by no later than 3.00 p.m. (London time), on 8 July 2003. No acknowledgement of receipt of documents will be given.
- If any of your share certificate(s) and/or other document(s) of title are held by your bank, stockbroker or other agent, you should nevertheless complete, sign and return this Form of Acceptance as stated above, together with your share certificate(s) and/or other document(s) of title that you may have available, accompanied by a letter stating that the balance will follow, and your outstanding share certificate(s) and/or other document(s) of title should then be lodged as soon as possible thereafter, as stated above.
- *If your share certificate(s) and/or other documents of title are lost, please refer to note 6 on page 4 of this Form of Acceptance.*
- Do not detach any part of this Form of Acceptance.
- Please see the notes on page 4 of this Form of Acceptance for more detailed instructions.
- **If, having decided upon what action you are to take, you have any questions as to how to complete this Form of Acceptance, please contact Peter Robinson or Jonathan Cane of BLP by telephoning 020 7760 1000**

HOW TO COMPLETE THIS FORM OF ACCEPTANCE

Please make sure your acceptance is received by not later than 3.00 p.m. (London time) on 8 July 2003.

The provisions of Parts B and C of Appendix 1 to the Offer Document are deemed to be incorporated in and form part of this Form of Acceptance.

1	**TO ACCEPT THE OFFER** To accept the Offer in respect of all your LINPAC Preference Shares, you will need to tick Box 1. You should tick this box regardless of whether you want to receive only cash consideration in respect of your holding of LINPAC Preference Shares or if you also want to elect to receive the Partial Share and Loan Note Alternative (in which case, you should tick this box and one of the boxes in Section 2).	You must also sign Box 3 in accordance with the instructions set out below, which will constitute your acceptance of the Offer, and complete Box 4.	**COMPLETE HERE ➡**
2	**THE PARTIAL SHARE AND LOAN NOTE ALTERNATIVE** Under the Partial Share and Loan Note Alternative, you are entitled to receive 18.5 per cent. (but not less) of your holding of LINPAC Preference Shares in the form of PICNAL Shares and Loan Notes. If you wish to receive your Non-cash Entitlement in respect of 18.5 per cent. of your total holding of LINPAC Preference Shares, you should tick Box 2A. Please note that 18.5 per cent. is the minimum amount in respect of which an election can be made. The Non-cash Entitlement is, however, subject to the overall cap of £130 million on the Total Equity Consideration as described in paragraph 3 of Part 2 of the Offer Document. If you wish to elect to receive more PICNAL Shares and Loan Notes than comprised in your Non-cash Entitlement, please insert in Box 2B the total percentage of your shareholding in respect of which you wish to make an election under the Partial Share and Loan Note Alternative.	You should only fill in one box in Section 2. If you fill in more than one box in Section 2, you will be deemed to have filled in Box 2A and have elected to receive your Non-cash Entitlement only. If a percentage holding of less than 18.5 per cent. is inserted in Box 2B, you will be deemed to have elected to receive your Non-cash Entitlement.	**COMPLETE HERE ➡**
3	**SIGNATURES** To accept the Offer, you must sign Box 3 regardless of which other Boxes you complete. In the case of a joint holding, ALL joint holders must sign. Each individual registered holder must sign Box 3 in the presence of an independent witness who must also sign Box 3 where indicated. If these instructions are not followed, this Form of Acceptance will be invalid. The witness must be over 18 years of age and should not be another joint holder signing the Form of Acceptance or your spouse or member of your immediate family. The same witness may witness the signature of each joint holder. The witness should also print his/her name where indicated.	A corporation incorporated in England and Wales may execute this Form of Acceptance under its common seal, which should be affixed and witnessed in accordance with its Articles of Association or other regulations. Alternatively, a company to which S.36A of the Companies Act 1985 applies may execute the Form of Acceptance by a director and the company secretary or by two directors of the company signing the Form of Acceptance and inserting the name of the company. Each such person signing the Form of Acceptance for a company should state the office which he/she holds.	If the Form of Acceptance is not signed by the registered holder(s), insert the name(s) and capacity (e.g. attorney or executor(s)) of the person(s) signing the Form of Acceptance. Any person making an acceptance on behalf of a registered holder should also deliver evidence of his/her authority in accordance with the notes on page 4. **SIGN HERE ➡**
4	**FULL NAME(S) AND ADDRESS(ES)** Complete Box 4 with the full name and address of the sole or first-named registered holder together with the names of all other joint holders (if any) in BLOCK CAPITALS. This is the address to which your consideration and/or other documents will be sent.		**COMPLETE HERE ➡**

PLEASE COMPLETE THIS FORM OF ACCEPTANCE IN ACCORDANCE WITH THE INSTRUCTIONS SET OUT ON PAGES 2 AND 4 IN BLOCK CAPITALS.

TO ACCEPT THE OFFER: Complete Section 1, Box 3, Box 4 (and, if appropriate, Section 2) and sign Box 3 in the presence of an independent witness.

1

TO ACCEPT THE OFFER

Please tick Box 1 if you wish to accept the Offer in respect of all your Preference Shares.

Box 1

2

PARTIAL SHARE AND LOAN NOTE ALTERNATIVE

Box 2A

Your Non-cash Entitlement is in respect of 18.5 per cent. of your holding of Preference Shares. If you wish to receive your Non-cash Entitlement, tick box 2A.

or

If you wish to make an Additional Election, i.e. if you wish to receive more than your Non-cash Entitlement, please insert in Box 2B the total percentage of your holding of Preference Shares in respect of which you wish to elect for the Partial Share and Loan Note Alternative.

2A

2B

Insert percentage shareholding greater than 18.5 per cent.

If you fill in more than one box in this Section 2, you will be deemed to have filled in Box 2A and have elected to receive your Non-cash Entitlement only. If you insert a percentage shareholding less than 18.5 per cent. in Box 2B, you will be deemed to have elected to receive your Non-cash Entitlement.

NB: Please note that 18.5 per cent. is the minimum amount in respect of which an election can be made. The Non-cash Entitlement is, however, subject to the overall cap of £130 million on the Total Equity Consideration as described in paragraph 3 of Part 2 of the Offer Document.

3

SIGN HERE TO ACCEPT THE OFFER **Box 3**

Execution by individuals

Signed as a deed by each registered holder:

Witnessed by (the witness must be a person who is over 18 years of age and not another joint holder. The same witness may witness on behalf of all or any registered holders):

1.	1.	Name Signature	Address
2.	2.	Name Signature	Address
3.	3.	Name Signature	Address
4.	4.	Name Signature	Address

Important: Each registered holder who is an individual must sign in the presence of an independent witness (over 18 years of age) who must also sign and print his or her name and address where indicated. In the case of joint-registered holders, **all** must sign.

Execution by a company

* Executed as a deed by/under the common seal of the company named on the right hand side:

* in the presence of/acting by:

Name of company

Signature of director

Name of director

Affix seal here (if applicable)

Signature of director/secretary

*delete as appropriate

*Name of director/secretary

4

FULL NAME(S) AND ADDRESS(ES) OF REGISTERED HOLDERS **Box 4**

Daytime telephone number for queries

ADDITIONAL NOTES REGARDING THE COMPLETION OF THIS FORM OF ACCEPTANCE

In order to be effective, this Form of Acceptance must, except as mentioned below, be signed by the registered holder or, in the case of joint holders, by ALL the joint holders or under a power of attorney. Each individual signature must be independently witnessed. A body corporate may execute this Form of Acceptance under its common seal, the seal being affixed and witnessed in accordance with its Articles of Association or other regulations. Alternatively, a company to which s.36A Companies Act 1985 applies may execute this Form of Acceptance by a director and the company secretary or by two directors signing the Form of Acceptance and inserting the name of the company. Each such person signing this Form of Acceptance for a company should state the office which he/she holds.

In order to avoid inconvenience and delay, the following points may assist you:

1. **If a holder is away from home (e.g. abroad or on holiday)**
   Send this Form of Acceptance and the Offer Document by the quickest means (e.g. air mail) to the holder (but not in or into Canada, Australia or Japan) for execution or, if he/she has executed a power of attorney, the attorney should sign the Form of Acceptance in the presence of a witness who must also sign this Form of Acceptance. In the latter case, the original power of attorney (or a copy thereof duly certified in accordance with the Powers of Attorney Act 1971 by, for example, a solicitor) must be lodged with this Form of Acceptance (see 7 below). No other signatures are acceptable.

2. **If you have sold all your LINPAC Preference Shares**
   If you have sold or transferred all your LINPAC Preference Shares, you should send this Form of Acceptance at once, together with the accompanying Offer Document and reply-paid envelope to the purchaser or transferee, or any agent through whom you made the sale or transfer, for delivery to the purchaser or transferee (but not in or into Canada, Australia or Japan).

3. **If the sole holder has died**
   If a grant of probate or letters of administration has/have been lodged with BLP, this Form of Acceptance must be signed by the personal representative(s) of the deceased holder, each in the presence of an independent witness who must also sign this Form of Acceptance, and return it to BLP at the address given on the cover page. If a grant of probate or letters of administration has/have not been lodged with BLP, the personal representative(s) or the prospective personal representative(s) should sign this Form of Acceptance, each in the presence of an independent witness, and return it with the share certificate(s) or other document(s) of title to BLP at the address given on the cover page. However, the grant of probate or letters of administration must be lodged with BLP before the consideration due under the Offer can be forwarded to the personal representative(s).

4. **If one of joint-registered holders has died**
   This Form of Acceptance must be signed by all surviving holders in the presence of an independent witness and lodged with BLP in the manner set out in this document with the share certificate(s) (and/or other document(s) of title) and accompanied, in all cases, by the death certificate, and the grant of probate or letters of administration in respect of the deceased holder. These documents will be returned as directed.

5. **If your LINPAC Preference Share(s) is/are held by your bank, stockbroker or some other agent**
   (i) If your share certificate(s) and/or other document(s) of title is/are not readily available (but is/are held by your bank, stockbroker or other agent), the completed Form of Acceptance should be lodged with BLP in the manner set out in this document together with a note saying e.g. "certificates to follow" and you should arrange for the share certificate(s) and/or other document(s) of title to be forwarded by your bank, stockbroker or other agent as soon as possible thereafter.

   (ii) If your share certificate(s) and/or other document(s) of title is/are with your stockbroker, bank or other agent and are readily available, you should complete this Form of Acceptance and arrange for this Form of Acceptance to be lodged by such agent with BLP at the address given on the cover page of this Form of Acceptance, accompanied by the share certificate(s) and/or other document(s) of title.

6. **If you have lost any of your share certificate(s)**
   The completed Form of Acceptance, and any share certificate(s) which you may have available, should be lodged with BLP in the manner set out in this document accompanied by a letter stating that you have lost one or more of your share certificates. At the same time, you should write to BLP requesting that a letter of indemnity be sent to you which, when completed in accordance with the instructions given, should be returned by post or by hand (during usual business hours only) to BLP at the address given on the cover page.

7. **If the Form of Acceptance has been signed under power of attorney**
   The completed Form of Acceptance together with the share certificate(s) and/or other document(s) of title should be lodged with BLP in the manner set out in this document accompanied by the original power of attorney (or a copy thereof duly certified in accordance with the Powers of Attorney Act 1971 by, for example, a solicitor). The power of attorney will be duly noted by BLP and returned as directed.

8. **If your name or other particulars are shown incorrectly on the share certificate**
   Incorrect name, e.g.:

   Name on the share certificate(s) .... *Richard Davis*

   Correct name .... Richard Davies

   The Form of Acceptance should be completed in your correct name and lodged with BLP in the manner set out in this document with your share certificate(s) and accompanied by a letter from your bank, stockbroker or solicitor confirming that the person in whose name LINPAC Preference Shares are registered is one and the same as the person who has signed the Form of Acceptance. If an incorrect address is shown, the correct address should be written on this Form of Acceptance. If you have changed your name, lodge your marriage certificate or deed poll or, in the case of a company, a copy of the certificate of incorporation on change of name with this for noting. The documents will be returned as directed.

   The consideration due to you under the Offer cannot be sent to you until all relevant documents have been properly completed and lodged with BLP in the manner set out in this document. Notwithstanding that no share certificate(s) and/or other document(s) of title is/are delivered with this Form of Acceptance, the Form of Acceptance, if otherwise valid and if accompanied by an appropriate endorsement or certification to the effect that the LINPAC Preference Shares referred to therein are available for acceptance, and signed on behalf of Richard Fensome, LINPAC Company Secretary, Evan Cornish House, Windsor Road, Louth, Lincolnshire LN11 0LX, will be treated as valid for all purposes.

9. **If you are not resident in the United Kingdom**
   The attention of LINPAC Preference Shareholders not resident in the United Kingdom is drawn in particular to paragraph 3 of Part B of Appendix I to the Offer Document.

10. **Appointment as attorney**
    The execution of this Form of Acceptance in Box 3 constitutes the irrevocable appointment of any director or employee of PICNAL to act as the attorney and agent of the LINPAC Preference Shareholder and an irrevocable instruction to such director or employee to complete, execute and deliver any documents necessary to effect the Offer (including any stock transfer forms to effect the transfer of the LINPAC Preference Shares as further described in Part C of Appendix I to the Offer Document) and to do all such other acts or things as may, in the opinion of PICNAL, be necessary or expedient for the purposes of, or in connection with, the acceptance of the Offer.

11. Execution of this Form of Acceptance constitutes an acknowledgement that the terms and conditions of the Offer shall be deemed to be incorporated in and form part of this Form of Acceptance, which shall be read and construed accordingly.

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